SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Quarter Ended December 31, 2011

Commission File Number 1-15182

DR. REDDY’S LABORATORIES LIMITED

(Translation of registrant’s name into English)

8-2-337, Road No. 3, Banjara Hills

Hyderabad, Andhra Pradesh 500 034, India

+91-40-4900 2900

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-            .

QUARTERLY REPORT

Quarter Ended December 31, 2011

Currency of Presentation and Certain Defined Terms

In this Quarterly Report, references to “$” or “dollars” or “U.S.$” or “U.S. dollars” are to the legal currency of the United States and references to “ ” or “rupees” or “Indian rupees” are to the legal currency of India. Our unaudited condensed consolidated interim financial statements are presented in Indian rupees and are prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting” (“IAS 34”). Convenience translation into U.S. dollars with respect to the unaudited interim condensed consolidated financial statements is also presented. References to a particular “fiscal” year are to our fiscal year ended March 31 of such year. References to “ADS” are to our American Depositary Shares. All references to “IAS” are to the International Accounting Standards, to “IASB” are to the International Accounting Standards Board, to “IFRS” are to International Financial Reporting Standards, to “SIC” are to Standing Interpretations Committee and to “IFRIC” are to the International Financial Reporting Interpretations Committee.

References to “U.S. FDA” are to the United States Food and Drug Administration, to “NDAs” are to New Drug Applications, and to “ANDAs” are to Abbreviated New Drug Applications.

References to “U.S.” or “United States” are to the United States of America, its territories and its possessions. References to “India” are to the Republic of India. All references to “we,” “us,” “our,” “DRL,” “Dr. Reddy’s” or the “Company” shall mean Dr. Reddy’s Laboratories Limited and its subsidiaries. “Dr. Reddy’s” is a registered trademark of Dr. Reddy’s Laboratories Limited in India. Other trademarks or trade names used in this Quarterly Report are trademarks registered in the name of Dr. Reddy’s Laboratories Limited or are pending before the respective trademark registries. Market share data is based on information provided by IMS Health Inc. (“IMS Health”), a provider of market research to the pharmaceutical industry, unless otherwise stated.

Except as otherwise stated in this report, all translations from Indian rupees to U.S. dollars are based on the noon buying rate in the City of New York on December 31, 2011 for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York, which was 53.01 per U.S.$1.00. No representation is made that the Indian rupee amounts have been, could have been or could be converted into U.S. dollars at such a rate or any other rate. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.

Information contained in our website, www.drreddys.com, is not part of this Quarterly Report and no portion of such information is incorporated herein.

Forward-Looking and Cautionary Statement

IN ADDITION TO HISTORICAL INFORMATION, THIS QUARTERLY REPORT CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE REFLECTED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT MIGHT CAUSE SUCH A DIFFERENCE INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED IN THE SECTION ENTITLED “OPERATING AND FINANCIAL REVIEW” AND ELSEWHERE IN THIS REPORT. READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH REFLECT OUR ANALYSIS ONLY AS OF THE DATE HEREOF. IN ADDITION, READERS SHOULD CAREFULLY REVIEW THE INFORMATION IN OUR PERIODIC REPORTS AND OTHER DOCUMENTS FILED AND/OR FURNISHED WITH THE SECURITIES AND EXCHANGE COMMISSION (“SEC”) FROM TIME TO TIME.

ITEM 1. FINANCIAL STATEMENTS

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM INCOME STATEMENTS

(in millions, except share and per share data)

	September 30,		September 30,	September 30,	September 30,
		As of
Particulars	Note	December 31, 2011		December 31, 2011	March 31, 2011
		Unaudited convenience translation into U.S.$ (See Note 2.d)
ASSETS
Current assets
Cash and cash equivalents	7	U.S.$	313	16,587	5,729
Other investments			36	1,899	33
Trade receivables, net			498	26,373	17,615
Inventories	8		369	19,586	16,059
Derivative financial instruments	6		2	93	784
Current tax assets			13	666	442
Other current assets			126	6,655	6,931

Total current assets		U.S.$	1,356	71,859	47,593

Non-current assets
Property, plant and equipment	9	U.S.$	612	32,433	29,642
Goodwill	10		42	2,216	2,180
Other intangible assets	11		245	12,966	13,066
Investment in equity accounted investees			7	356	313
Deferred income tax assets			42	2,200	1,935
Other non-current assets			8	400	276

Total non-current assets		U.S.$	954	50,571	47,412

Total assets		U.S.$	2,310	122,430	95,005

LIABILITIES AND EQUITY
Current liabilities

Trade payables		U.S.$	173	9,189	8,480
Derivative financial instruments	6		66	3,505	—
Current income tax liabilities			32	1,692	1,231
Bank overdraft			—	—	69
Short-term borrowings	12		409	21,660	18,220
Long-term borrowings, current portion			1	31	12
Provisions			30	1,588	1,314
Other current liabilities			263	13,932	11,689

Total current liabilities		U.S.$	973	51,597	41,015

Non-current liabilities
Long-term loans and borrowings, excluding current portion	12	U.S.$	317	16,811	5,271
Provisions			1	47	41
Deferred tax liabilities			24	1,274	2,022
Other liabilities			15	775	666

Total non-current liabilities		U.S.$	357	18,907	8,000

Total liabilities		U.S.$	1,330	70,504	49,015

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

(in millions, except share and per share data)

	September 30,		September 30,	September 30,	September 30,
		As of
Particulars	Note	December 31, 2011		December 31, 2011	March 31, 2011
		Unaudited convenience translation into U.S.$ (See Note 2.d)
Equity
Share capital		U.S.$	16	848	846
Equity shares held by a controlled trust			—	(5)	(5)
Share premium			395	20,917	20,683
Share based payment reserve			14	738	730
Retained earnings			536	28,373	20,391
Debenture redemption reserve			12	656	19
Other components of equity			8	399	3,326
Total equity attributable to:

Equity holders of the Company		U.S.$	980	51,926	45,990

Non-controlling interests			—	—	—

Total equity		U.S.$	980	51,926	45,990

Total liabilities and equity		U.S.$	2,310	122,430	95,005

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM INCOME STATEMENT

(in millions, except share and per share data)

	September 30,		September 30,	September 30,	September 30,	September 30,	September 30,
		Nine Months ended December 31,				Three months ended December 31,
Particulars	Note	2011		2011	2010	2011	2010
		Unaudited convenience translation into U.S.$ (See Note 2.d)

Revenues		U.S.$	1,323	70,153	54,520	27,692	18,985
Cost of revenues			581	30,818	25,206	11,117	8,571

Gross profit		U.S.$	742	39,335	29,314	16,575	10,414

Selling, general and administrative expenses			408	21,651	17,562	7,679	6,374
Research and development expenses			79	4,170	3,569	1,514	1,306
Other (income)/expense, net	13		(11)	(567)	(603)	(165)	(199)

Total operating expenses, net		U.S.$	476	25,254	20,528	9,028	7,481

Results from operating activities			266	14,081	8,786	7,547	2,933
Finance income			16	862	163	476	9
Finance expense			(15)	(784)	(425)	(302)	(57)

Finance income/(expense), net	14		1	78	(262)	174	(48)
Share of profit of equity accounted investees, net of income tax			1	43	7	26	(1)

Profit before income tax			268	14,202	8,531	7,747	2,884
Income tax expense	19		(63)	(3,367)	(836)	(2,617)	(152)

Profit for the period		U.S.$	204	10,835	7,695	5,130	2,732

Attributable to:
Equity holders of the Company			204	10,835	7,695	5,130	2,732
Non-controlling interest			—	—	—	—	—

Profit for the period		U.S.$	204	10,835	7,695	5,130	2,732

Earnings per share
Basic earnings per share of 5/- each	16	U.S.$	1.21	63.95	45.51	30.26	16.14
Diluted earnings per share of 5/- each		U.S.$	1.20	63.68	45.29	30.16	16.07

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF COMPREHENSIVE INCOME

(in millions, except share and per share data)

	Nine months ended December 31,				Three months ended December 31,
Particulars	2011		2011	2010	2011	2010
	Unaudited convenience translation into U.S.$ (See Note 2.d)

Profit for the period	U.S.$	204	10,835	7,695	5,130	2,732
Other comprehensive income
Changes in fair value of available for sale financial instruments		—	19	10	16	(3)
Foreign currency translation adjustments		14	767	9	432	17
Effective portion of changes in fair value of cash flow hedges, net		(96)	(5,075)	(7)	(2,530)	95
Income tax on other comprehensive income		26	1,361	48	711	1

Other comprehensive income/(loss) for the period, net of income tax	U.S.$	(55)	(2,928)	60	(1,371)	110

Total comprehensive income for the period attributable to the shareholders of the Company	U.S.$	149	7,907	7,755	3,759	2,842

Attributable to:
Shareholders of the Company		149	7,907	7,755	3,759	2,842
Non-controlling interest		—	—	—	—	—

Total comprehensive income for the period	U.S.$	149	7,907	7,755	3,759	2,842

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY

(in millions, except share and per share data)

Particulars	Share capital		Share premium	Fair value reserve	Foreign currency translation reserve	Hedging reserve
	Shares	Amount	Amount	Amount	Amount	Amount

Balance as of April 1, 2011	169,252,732	846	20,683	31	2,921	374
Issue of equity shares on exercise of options	291,319	2	234	—	—	—
Net change in fair value of other investments, net of tax expense of (11)			—	8	—	—
Foreign currency translation differences, net of tax benefit of 33	—	—	—	—	800	—
Effective portion of changes in fair value of cash flow hedges, net of tax benefit of 1,339	—	—	—	—	—	(3,735)
Share based payment expense	—	—	—	—	—	—
Acquisition of non-controlling interests	—	—	—	—	—	—
Dividend paid (including corporate dividend tax)	—	—	—	—	—	—
Debenture redemption reserve	—	—	—	—	—	—
Profit for the period	—	—	—	—	—	—

Balance as of December 31, 2011	169,544,051	848	20,917	39	3,721	(3,361)

Convenience translation into U.S.$		16	395	1	70	(63)

Balance as of April 1, 2010	168,845,385	844	20,429	24	2,559	337
Issue of equity shares on exercise of options	381,922	2	239	—	—	—
Net change in fair value of other investments, net of tax benefit of 0	—	—	—	10	—	—
Foreign currency translation differences, net of tax benefit of 42	—	—	—	—	51	—
Effective portion of changes in fair value of cash flow hedges, net of tax benefit of 6	—	—	—	—	—	(1)
Share based payment expense	—	—	—	—	—	—
Acquisition of non-controlling interests	—	—	—	—	—	—
Dividend paid (including corporate dividend tax)	—	—	—	—	—	—
Debenture redemption reserve	—	—	—	—	—	—
Profit for the period	—	—	—	—	—	—

Balance as of December 31, 2010	169,227,307	846	20,668	34	2,610	336

[Continued on next page]

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY

(in millions, except share and per share data)

	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,
Particulars	Share based payment reserve	Equity shares held by a controlled trust*	Retained earnings	Debenture redemption reserve	Non- controlling interests	Total
	Amount	Amount	Amount	Amount	Amount	Amount

Balance as of April 1, 2011	730	(5)	20,391	19	—	45,990
Issue of equity shares on exercise of options	(230)	—	—	—	—	6
Net change in fair value of other investments, net of tax expense of (11)	—	—	—	—	—	8
Foreign currency translation differences, net of tax benefit of 33	—	—	—	—	—	800
Effective portion of changes in fair value of cash flow hedges, net of tax benefit of 1,339	—	—	—	—	—	(3,735)
Share based payment expense	238	—	—	—	—	238
Acquisition of non-controlling interests	—	—	—	—	—	—
Dividend paid (including corporate dividend tax)	—	—	(2,216)	—	—	(2,216)
Debenture redemption reserve	—	—	(637)	637	—	—
Profit/(loss) for the period	—	—	10,835	—	—	10,835

Balance as of December 31, 2011	738	(5)	28,373	656	—	51,926

Convenience translation into U.S.$	14	(0)	536	12		980

Balance as of April 1, 2010	692	(5)	18,035	—	—	42,915
Issue of equity shares on exercise of options	(214)	—	—	—	—	27
Net change in fair value of other investments, net of tax benefit of 0	—	—	—	—	—	10
Foreign currency translation differences, net of tax benefit of 42	—	—	—	—	—	51
Effective portion of changes in fair value of cash flow hedges, net of tax benefit of 6	—	—	—	—	—	(1)
Share based payment expense	198	—	—	—	—	198
Acquisition of non-controlling interests	—	—	(525)	—	—	(525)
Dividend paid (including corporate dividend tax)	—	—	(2,219)	—	—	(2,219)
Debenture redemption reserve	—	—	—	—	—	—
Profit/(loss) for the period	—	—	7,695	—	—	7,695

Balance as of December 31, 2010	676	(5)	22,986	—	—	48,151

*	The number of equity shares held by a controlled trust as of April 1, 2010, December 31, 2010, April 1, 2011 and December 31, 2011 was 82,800.

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS

(in millions, except share and per share data)

		September 30,	September 30,	September 30,
	For nine months ended December 31,
	2011		2011	2010
Particulars	Unaudited convenience translation into U.S.$ (See Note 2.d)
Cash flows from operating activities:
Profit for the period	U.S.$	204	10,835	7,695
Adjustments for:
Income tax expense		64	3,367	836
Profit on sale of investments		(2)	(86)	(61)
Depreciation and amortization		72	3,808	3,090
Allowance for sales returns		17	881	624
Allowance for doubtful trade receivables		1	62	99
Inventory write-downs		19	1,011	927
(Profit)/loss on sale of property, plant and equipment and intangible assets, net		(1)	(33)	11
Share of profit of equity accounted investees, net of income tax		(1)	(43)	(7)
Unrealized exchange (gain)/loss, net		5	259	(710)
Interest (income)/expense, net		11	601	95
Share based payment expense		4	238	198
Changes in operating assets and liabilities:
Trade receivables		(130)	(6,866)	(1,548)
Inventories		(77)	(4,069)	(2,913)
Trade payables		13	708	486
Other assets and other liabilities		21	1,099	440
Income tax paid		(46)	(2,459)	(2,078)

Net cash from operating activities	U.S.$	176	9,313	7,184

Cash flows used in investing activities:
Expenditures on property, plant and equipment		(95)	(5,049)	(6,715)
Proceeds from sale of property, plant and equipment		2	88	46
Purchase of investments		(175)	(9,280)	(10,265)
Proceeds from sale of investments		142	7,518	13,603
Expenditures on intangible assets		(32)	(1,705)	(2,552)
Interest received		1	44	124

Net cash used in investing activities	U.S.$	(158)	(8,384)	(5,759)

Cash flows from/(used) in financing activities:
Interest paid		(9)	(452)	(254)
Proceeds from issuance of equity shares		0	6	27
Proceeds/(repayment) of short term loans and borrowings, net		25	1,337	7,990
Proceeds/(repayment) of long term loans and borrowings, net		202	10,708	(8,939)
Dividend paid (including corporate dividend tax)		(42)	(2,216)	(2,219)
Acquisition of non-controlling interest		—	—	(525)

Net cash from/(used) in financing activities	U.S.$	177	9,383	(3,920)

Net increase/(decrease) in cash and cash equivalents		195	10,312	(2,495)
Effect of exchange rate changes on cash and cash equivalents		12	615	76
Cash and cash equivalents at the beginning of the period		107	5,660	6,545

Cash and cash equivalents at the end of the period	U.S.$	313	16,587	4,126

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

1.	Reporting Entity

Dr. Reddy’s Laboratories Limited (“DRL” or the “parent company”), together with its subsidiaries (collectively, the “Company”), is a leading India-based pharmaceutical company headquartered in Hyderabad, Andhra Pradesh, India. The Company’s principal areas of operation are in pharmaceutical services and active ingredients, global generics, and proprietary products. The Company’s principal research and development facilities are located in Andhra Pradesh, India and Cambridge, United Kingdom; its principal manufacturing facilities are located in Andhra Pradesh, India, Himachal Pradesh, India, Cuernavaca-Cuautla, Mexico, Mirfield, United Kingdom, Louisiana, United States and Tennessee, United States; and its principal marketing facilities are located in India, Russia, the United States, the United Kingdom and Germany. The Company’s shares trade on the Bombay Stock Exchange and the National Stock Exchange in India and, since April 11, 2001, also on the New York Stock Exchange in the United States. As explained in Note 24 of these unaudited condensed consolidated interim financial statements, during the year ended March 31, 2011, the Company issued bonus debentures. These bonus debentures have been listed on the Bombay Stock Exchange and the National Stock Exchange in India since April 7, 2011.

2.	Basis of preparation of financial statements

a)	Statement of compliance

These unaudited condensed consolidated interim financial statements as at and for the three and nine months ended December 31, 2011 have been prepared under the historical cost convention on the accrual basis, except for certain financial instruments which have been measured at fair values. These unaudited condensed consolidated interim financial statements are prepared in accordance with IAS 34, “Interim Financial Reporting”. They do not include all of the information required for full annual financial statements and should be read in conjunction with the audited consolidated financial statements and related notes included in the Company’s Annual Report on Form 20-F for the fiscal year ended March 31, 2011. These unaudited condensed consolidated interim financial statements were authorized for issuance by the Company’s Board of Directors on March 17, 2012.

b)	Significant accounting policies

The accounting policies applied by the Company in these unaudited condensed consolidated interim financial statements are the same as those applied by the Company in its audited consolidated financial statements as at and for the year ended March 31, 2011 contained in the Company’s Annual Report on Form 20-F, except as noted below.

Effective as of April 1, 2011, the Company has changed its policy on valuation of inventory from the first-in first-out method to the weighted average cost method. Under the prior policy, the cost of all categories of inventories, except stores and spares, had been based on the first-in first-out method. Stores and spares consists of packing materials, engineering spares (such as machinery spare parts) and consumables (such as lubricants, cotton waste and oils), which are used in operating machines or consumed as indirect materials in the manufacturing process, had been valued at cost based on a weighted average method. Effective as of April 1, 2011, the cost of all categories of inventory is based on a weighted average cost method. Using the weighted average method will produce more accurate, reasonable and relevant information on the amounts of inventory reported in the statement of the financial position and, in turn, more accurate cost of revenue in the income statement. The effect of this change in the methodology of valuation of inventory is immaterial and, accordingly, no further disclosures have been made in these unaudited condensed consolidated interim financial statements.

Effective as of October 1, 2011, the Company has applied the following accounting policy for the recognition of profit share revenues which have been historically immaterial to the overall financial statements.

The Company from time to time enters into marketing arrangements with certain business partners for the sale of its products in certain markets. Under such arrangements, the Company sells its products to the business partners at a price agreed upon in the arrangement and is also entitled to a profit share which is over and above the agreed price. The profit share is typically dependent on the business partner’s ultimate net sale proceeds or net profit, subject to any reductions or adjustments that are required by the terms of the arrangement. Such arrangements typically require the business partner to provide confirmation of units sold and net sales or net profit computations for the products covered under the arrangement.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

2.	Basis of preparation of financial statements (continued)

b)	Significant accounting policies (continued)

Revenue in an amount equal to the agreed price is recognized on these transactions upon delivery of products to the business partners. The additional amount representing the profit share component is recognized as revenue in the period which corresponds to the ultimate sales made by business partners only when the collectability of the profit share becomes probable and a reliable measure of the profit share is available. In arriving at this conclusion and in measuring the amount of profit share revenue to be recognized for such period, the Company uses all available information and evidences relating to the amounts owed to the Company under these arrangements, such as confirmations provided by business partners, including those made available on or before the date of authorization of financial statements for issuance.

c)	Functional and presentation currency

The unaudited condensed consolidated interim financial statements are presented in Indian rupees, which is the functional currency of the parent company. Functional currency of an entity is the currency of the primary economic environment in which the entity operates.

In respect of all non-Indian subsidiaries that operate as marketing arms of the parent company in their respective countries/regions, the functional currency has been determined to be the functional currency of the parent company (i.e., the Indian rupee). Accordingly, the operations of these entities are largely restricted to import of finished goods from the parent company in India, sale of these products in the foreign country and remittance of the sale proceeds to the parent company. The cash flows realized from sale of goods are readily available for remittance to the parent company and cash is remitted to the parent company on a regular basis. The costs incurred by these entities are primarily the cost of goods imported from the parent company. The financing of these subsidiaries is done directly or indirectly by the parent company.

In respect of subsidiaries and associates whose operations are self-contained and integrated within their respective countries/regions, the functional currency has been determined to be the local currency of those countries/regions. The assets and liabilities of such subsidiaries are translated into Indian rupees at the rate of exchange prevailing as at the reporting date. Revenues and expenses are translated into Indian rupees at average exchange rates prevailing during the period. Resulting translation adjustments are included in foreign currency translation reserve.

All financial information presented in Indian rupees has been rounded to the nearest million.

d)	Convenience translation

The accompanying unaudited condensed consolidated interim financial statements have been prepared in Indian rupees. Solely for the convenience of the reader, the unaudited condensed consolidated interim financial statements as of December 31, 2011 have been translated into United States dollars at the noon buying rate in New York City on December 31, 2011 for cable transfers in Indian rupees, as certified for customs purposes by the Federal Reserve Bank of New York of U.S.$1.00 = 53.01. No representation is made that the Indian rupee amounts have been, could have been or could be converted into U.S. dollars at such a rate or any other rate. Such convenience translation is unaudited and not subject to our auditor’s review procedures.

e)	Use of estimates and judgments

The preparation of unaudited condensed consolidated interim financial statements in conformity with IAS 34 requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

In preparing these unaudited condensed consolidated interim financial statements the significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the audited consolidated financial statements as at and for the year ended March 31, 2011.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

2.	Basis of preparation of financial statements (continued)

f)	Recent accounting pronouncements

Standards issued but not yet effective and not early adopted by the Company

•

In November 2009, the IASB issued IFRS 9, “Financial instruments”, to introduce certain new requirements for classifying and measuring financial assets. IFRS 9 divides all financial assets that are currently in the scope of IAS 39 into two classifications – those measured at amortized cost and those measured at fair value. The standard, along with proposed expansion of IFRS 9 for classifying and measuring financial liabilities, de-recognition of financial instruments, impairment, and hedge accounting, will be applicable for annual periods beginning on or after January 1, 2015, although entities are permitted to adopt earlier. The Company is evaluating the impact which this new standard will have on the Company’s unaudited condensed consolidated interim financial statements.

•	In May 2011, the IASB issued new standards and amendments on consolidated financial statements and joint arrangements. The following are new standards and amendments:

•	IFRS 10, “Consolidated financial statements”.

•	IFRS 11, “Joint arrangements”.

•	IFRS 12, “Disclosure of interests in other entities”.

•	IFRS 13, “Fair Value Measurement”

•	IAS 27 (Revised 2011), “Consolidated and separate financial statements”, which has been amended for the issuance of IFRS 10 but retains the current guidance on separate financial statements.

•	IAS 28 (Revised 2011), “Investments in associates”, which has been amended for conforming changes on the basis of the issuance of IFRS 10 and IFRS 11.

All of the standards mentioned above are effective for annual periods beginning on or after January 1, 2013; earlier application is permitted as long as each of the other standards in this group is also early applied. The Company is in the process of determining the impact of these amendments on its unaudited condensed consolidated interim financial statements.

•	In June 2011, the IASB issued an amendment to IAS-19 “Employee benefits” and IAS-1 “Presentation of Financial Statements”, which amended the standard as follows:

IAS-19 Employee benefits

•

The amended standard requires recognition of changes in the net defined benefit liability/(asset), including immediate recognition of defined benefit cost, disaggregation of defined benefit cost into components, recognition of re-measurements in other comprehensive income, plan amendments, curtailments and settlements.

•	The amended standard introduced enhanced disclosures about defined benefit plans.

•

The amended standard modified accounting for termination benefits, including distinguishing benefits provided in exchange for services from benefits provided in exchange for the termination of employment, and it affected the recognition and measurement of termination benefits.

•

The amended standard provided clarification regarding various issues, including the classification of employee benefits, current estimates of mortality rates, tax and administration costs and risk-sharing and conditional indexation features.

•

The amended standard incorporated, without change, the IFRS Interpretations Committee’s requirements set forth in IFRIC 14 “IAS 19—The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction”.

These amendments are effective for annual periods beginning on or after January 1, 2013, although earlier application is permitted. The Company is in the process of determining the impact of these amendments on its unaudited condensed consolidated interim financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

2.	Basis of preparation of financial statements (continued)

f)	Recent accounting pronouncements (continued)

IAS-1 Presentation of Financial Statements

•

The amended standard requires entities to group items presented in Other Comprehensive Income (“OCI”) based on whether they are potentially reclassifiable to profit or loss subsequently - i.e., those that might be reclassified and those that will not be reclassified.

•

The amended standard requires tax associated with items presented before tax to be shown separately for each of the two groups of OCI items (without changing the option to present items of OCI either before tax or net of tax).

These amendments are effective for annual periods beginning on or after July 1, 2012, although earlier application is permitted. The Company is required to adopt IAS 1 (Amended) by the accounting year commencing April 1, 2013. The Company believes that these amendments will not have any material impact on its unaudited condensed consolidated interim financial statements.

3.	Segment reporting

The Chief Operating Decision Maker (“CODM”) evaluates the Company’s performance and allocates resources based on an analysis of various performance indicators by operating segments. The reportable operating segments reviewed by the CODM are as follows:

•	Pharmaceutical Services and Active Ingredients (“PSAI”);

•	Global Generics; and

•	Proprietary Products.

Pharmaceutical Services and Active Ingredients. This segment includes active pharmaceutical ingredients and intermediaries, also known as active pharmaceutical products or bulk drugs, which are the principal ingredients for finished pharmaceutical products. Active pharmaceutical ingredients and intermediaries become finished pharmaceutical products when the dosages are fixed in a form ready for human consumption such as a tablet, capsule or liquid using additional inactive ingredients. This segment also includes contract research services and the manufacture and sale of active pharmaceutical ingredients and steroids in accordance with the specific customer requirements.

Global Generics. This segment consists of finished pharmaceutical products ready for consumption by the patient, marketed under a brand name (branded formulations) or as generic finished dosages with therapeutic equivalence to branded formulations (generics).

Proprietary Products. This segment involves the discovery of new chemical entities for subsequent commercialization and out-licensing. It also involves the Company’s specialty pharmaceuticals business which engages in sales and marketing operations for in-licensed and co-developed dermatology products.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

3.	Segment reporting (continued)

The CODM reviews revenue and gross profit as the performance indicator for all of the above reportable segments. The CODM does not review the total assets and liabilities for each reportable segment.

Information about segments:	For the nine months ended December 31,
Segments	PSAI		Global Generics		Proprietary Products		Others		Total
	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010

Segment revenues (Note 1)	16,328	14,096	51,847	39,173	784	415	1,194	836	70,153	54,520

Gross profit	4,663	3,455	33,560	25,368	647	300	465	191	39,335	29,314
Selling, general and administrative expenses									21,651	17,562
Research and development expenses									4,170	3,569

Other (income)/expense, net									(567)	(603)

Results from operating activities									14,081	8,786

Finance income/(expense), net									78	(262)
Share of profit/(loss) of equity accounted investees, net of income tax									43	7

Profit before income tax									14,202	8,531

Income tax expense									(3,367)	(836)

Profit for the period									10,835	7,695

Note 1:

Segment revenue for the nine months ended December 31, 2011 does not include inter-segment revenues from PSAI to Global Generics which is accounted for at cost of 3,567 (as compared to 2,368 for the nine months ended December 31, 2010).

Information about segments:	For the three months ended December 31,
Segments	PSAI		Global Generics		Proprietary Products		Others		Total
	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010

Segment revenues (Note 1)	5,564	4,980	21,287	13,589	323	161	518	255	27,692	18,985

Gross profit	1,928	1,419	14,097	8,851	270	130	280	14	16,575	10,414
Selling, general and administrative expenses									7,679	6,374
Research and development expenses									1,514	1,306

Other (income)/expense, net									(165)	(199)

Results from operating activities									7,547	2,933

Finance income/(expense), net									174	(48)
Share of profit/(loss) of equity accounted investees, net of income tax									26	(1)

Profit before income tax									7,747	2,884

Income tax expense									(2,617)	(152)

Profit for the period									5,130	2,732

Note 1:

Segment revenue for the three months ended December 31, 2011 does not include inter-segment revenues from PSAI to Global Generics which is accounted for at cost of 1,394 (as compared to 870 for the three months ended December 31, 2010).

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

3.	Segment reporting (continued)

Analysis of revenue by geography within Global Generics segment:

The CODM reviews the geographical composition of revenues within the Company’s Global Generics segment. Accordingly, the geographical revenue information within the Company’s Global Generics segment has been provided for the three months and nine months ended December 31, 2011 and 2010.

The following table shows the distribution of the Company’s revenues by geography within the Company’s Global Generics segment, based on the location of the customer:

	September 30,	September 30,
	For the nine months ended December 31,
	2011	2010
India	9,728	8,938
North America (the United States and Canada)	23,157	13,079
Russia and other countries of the former Soviet Union	9,715	8,183
Europe	6,460	6,426
Others	2,787	2,547

	51,847	39,173

	For the three months ended December 31,
	2011	2010
India	3,333	3,000
North America (the United States and Canada)	11,114	4,765
Russia and other countries of the former Soviet Union	3,317	2,880
Europe	2,426	2,124
Others	1,097	820

	21,287	13,589

An analysis of revenues by key products in the Company’s Global Generics segment is given below:

	September 30,	September 30,	September 30,	September 30,
	For the nine months ended December 31,		For the three months ended December 31,
	2011	2010	2011	2010
Omeprazole	7,584	5,309	2,552	1,776
Olanzapine*	4,675	186	4,569	47
Nimesulide	3,019	2,857	828	956
Tacrolimus	1,913	1,314	621	434
Lansoprazole	1,806	231	665	231
Ciprofloxacin	1,662	1,748	532	585
Ketorolac	1,481	1,358	430	447
Ibuprofen	1,160	985	425	360
Ranitidine	1,022	940	352	347
Simvastatin	989	1,229	355	342
Others	26,536	23,016	9,958	8,064

Total	51,847	39,173	21,287	13,589

*

Revenues are net of the losses recorded on account of cash flow hedges which the Company uses to mitigate its foreign exchange exposure on profit share revenues accrued for sales of this product in the United States.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

3.	Segment reporting (continued)

An analysis of revenues by key products in the Company’s PSAI segment is given below:

	September 30,	September 30,	September 30,	September 30,
	For the nine months ended December 31,		For the Three months ended December 31,
	2011	2010	2011	2010
Clopidogrel	1,723	1,100	785	331
Escitalopram oxalate	1,162	346	384	184
Naproxen	1,127	853	432	552
Gemcitabine	841	662	173	209
Atorvastatin	650	996	205	616
Ramipril	513	457	65	138
Ciprofloxacin Hcl	509	739	119	217
Finasteride	488	547	243	168
Rabeprazole	468	336	139	66
Ranitidine	407	424	137	145
Others	8,440	7,636	2,882	2,354

Total	16,328	14,096	5,564	4,980

4.	Business combination and other acquisitions

Acquisition of GSK’s manufacturing facility in Bristol, Tennessee, U.S.A. and product rights

On November 23, 2010, the Company through its wholly-owned subsidiary, Dr. Reddy’s Laboratories Tennessee LLC, entered into an asset purchase agreement with Glaxosmithkline LLC and Glaxo Group Limited (collectively, “GSK”) for the acquisition of GSK’s penicillin-based antibiotics manufacturing facility in Bristol, Tennessee, U.S.A., the U.S. FDA approved product related rights over GSK’s Augmentin® (branded and generic) and Amoxil® (branded) brands of oral penicillin-based antibiotics in the United States (GSK retained the existing rights for these brands outside the United States), certain raw materials and finished goods inventory associated with Augmentin®, and rights to receive certain transitional services from GSK. The transaction was subsequently consummated on March 29, 2011. The total cash consideration for the transaction amounted to 1,169 (U.S.$26). Through this acquisition, the Company entered the U.S penicillin-containing antibacterial market segment, thereby broadening its portfolio in North America. The Company has accounted for this transaction as an acquisition of business in accordance with IFRS No. 3, Business Combinations (Revised), as the integrated set of assets acquired constitutes a business as defined in the standard. Accordingly, the financial results of this acquired business for the period from March 29, 2011 to March 31, 2011 have been included in the consolidated financial statements of the Company. The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition.

Particulars	Recognized values on acquisition
Property, plant and equipment	688
Intangible assets	321
Inventories	146
Other assets	132
Deferred tax liability	(45)

Net identifiable assets and liabilities	1,242
Negative goodwill recognized in other expense/(income), net(1)	(73)

Consideration paid in cash	1,169

(1)	This negative goodwill on acquisition was attributable mainly to intangible and other assets acquired at prices below their fair market values.

No pro-forma information was disclosed in the audited consolidated financial statements for the year ended March 31, 2011 as the GSK acquisition was immaterial.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

5.	Hedges of foreign currency risks

The Company is exposed to exchange rate risk which arises from its foreign exchange revenues and expenses, primarily in U.S. dollars, British pounds sterling, Russian roubles and Euros, and foreign currency debt in U.S. dollars, Russian roubles and Euros.

The Company uses forward exchange contracts and option contracts (derivatives) to mitigate its risk of changes in foreign currency exchange rates. Where necessary, the forward exchange contracts are rolled over at maturity. Further, the Company uses non-derivative financial instruments as part of its foreign currency exposure risk mitigation strategy.

Hedges of highly probable forecasted transactions

The Company classifies its option and forward contracts that hedge highly probable forecasted transactions as cash flow hedges and measures them at fair value. The effective portion of such cash flow hedges is recorded as a component of equity within the Company’s “hedging reserve”, and re-classified in the income statement as revenue in the period corresponding to the occurrence of the forecasted transactions. The ineffective portion is immediately recorded in the income statement as a finance cost.

The Company also designates certain non-derivative financial liabilities, such as foreign currency borrowings from banks, as hedging instruments for the hedge of foreign currency risk associated with highly probable forecasted transactions and, accordingly, applies cash flow hedge accounting for such relationships. Re-measurement gain/loss on such non-derivative financial liabilities is recorded as a component of equity within the Company’s “hedging reserve”, and re-classified in the income statement as revenue in the period corresponding to the occurrence of the forecasted transactions.

In respect of the aforesaid hedges of highly probable forecasted transactions, the Company has recorded, as a component of equity, a net loss of 2,530 and a net gain of 95 for the three months ended December 31, 2011 and 2010, respectively, and a net loss of 5,075 and 7 for the nine months ended December 31, 2011 and 2010, respectively. The Company also recorded, as part of revenue, a net loss of 1,084 and a net gain of 191 during the three months ended December 31, 2011 and 2010, respectively, and a net loss of 880 and a net gain of 346 for nine months ended December 31, 2011 and 2010, respectively.

The net carrying amount of the Company’s “hedging reserve” as a component of equity was a loss of 4,529 as at December 31, 2011, as compared to a gain of 546 as at March 31, 2011.

Hedges of recognized assets and liabilities

Changes in the fair value of forward exchange contracts and option contracts that economically hedge monetary assets and liabilities in foreign currencies and for which no hedge accounting is applied are recognized in the income statements. Both the changes in fair value of the forward contracts and the foreign exchange gains and losses relating to the monetary items are recognized as part of “net finance costs”.

In respect of the aforesaid foreign exchange derivative contracts and the ineffective portion of the derivative contracts designated as cash flow hedges, the Company has recorded, as part of finance costs, a net loss of 124 and a net gain of 111 for the three months ended December 31, 2011 and 2010, respectively, and a net loss of 438 and a net gain of 285 for the nine months ended December 31, 2011 and 2010, respectively.

Hedges of firm commitments

The Company has, during the three months ended December 31, 2011, initiated using forward contracts to hedge its exposure to changes in the fair value of firm commitment contracts and measures them at fair value. Any amount representing changes in the fair value of such forward contracts is recorded in the income statement. The corresponding gain/loss representing the changes in the fair value of the hedged item attributable to hedged risk is also recognized in the income statement.

In respect of the aforesaid foreign exchange derivative contracts designated as hedges of firm commitment, the Company has recorded, as part of finance costs, a net loss of 1. An equal amount of gain has also been recorded in the income statement as fair value of firm commitment contracts for the three months ended December 31, 2011.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

6.	Financial Instruments

Non-derivative financial instruments

Non-derivative financial instruments consists of investments in mutual funds, equity and debt securities, trade receivables, certain other assets, cash and cash equivalents, loans and borrowings, and trade payables and certain other liabilities. The net carrying amount and fair value of all non-derivative financial instruments, as at December 31, 2011, was a net liability of 15,017 (as compared to a net liability of 19,171 at March 31, 2011).

Derivative financial instruments

The Company is exposed to exchange rate risk which arises from its foreign exchange revenues and expenses, primarily in U.S. dollars, British pounds sterling, Russian roubles and Euros, and foreign currency debt in U.S. dollars, Russian roubles and Euros. The Company uses forward exchange contracts and option contracts (derivatives) to mitigate its risk of changes in foreign currency exchange rates. Where necessary, the forward exchange contracts are rolled over at maturity. The net carrying amount and fair value of all derivative financial instruments, as at December 31, 2011, was a net liability of 3,412 (as compared to a net asset of 784 as at March 31, 2011).

7.	Cash and cash equivalents

Cash and cash equivalents consist of:

	September 30,	September 30,
	As of
	December 31, 2011	March 31, 2011

Cash balances	6	10
Balances with banks	6,824	5,247
Time deposit balances with banks	9,757	472

Cash and cash equivalents on the statements of financial position	16,587	5,729
Bank overdrafts used for cash management purposes	—	(69)

Cash and cash equivalents in the cash flow statement	16,587	5,660

Balances with banks included restricted cash of 307 and 253, for the nine months ended December 31, 2011 and the year ended March 31, 2011, respectively, which consisted of:

•	26 as of December 31, 2011 and 20 as of March 31, 2011, representing amounts in the Company’s unclaimed dividend account, which are therefore restricted;

•

150 million as of December 31, 2011 and March 31, 2011, representing amounts in an escrow account for settlement of the payment due in respect of the Company’s exercise of the portfolio termination value option under its research and development agreement with I-VEN Pharma Capital Limited;

•

94 as of December 31, 2011 and 83 as of March 31, 2011, representing amounts deposited as security for a bond executed for an environmental liability relating to the Company’s site in Mirfield, United Kingdom; and

•	37 as of December 31, 2011 and 0 as of March 31, 2011, representing amounts deposited in escrow account as partial consideration for acquiring an intangible asset.

8.	Inventories

Inventories consist of the following:

	September 30,	September 30,
	As of
	December 31, 2011	March 31, 2011

Raw materials	6,611	4,777
Packing material, stores and spares	1,269	1,115
Work-in-process	5,041	4,220
Finished goods	6,665	5,947

	19,586	16,059

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

8.	Inventories (continued)

During the three months and nine months ended December 31, 2011, the Company recorded inventory write-downs of 256 and 1,011, respectively (as compared to 341 and 927, respectively, for the three months and nine months ended December 31, 2010). These adjustments were included in cost of revenues. Cost of revenues for the three months and nine months ended December 31, 2011 include raw materials, consumables and changes in finished goods and work in progress recognized in the income statements amounting to 7,502 and 20,340, respectively (as compared to 5,662 and 16,404 for the three months and nine months ended December 31, 2010, respectively). The above table includes inventories amounting to 738 and 860 which are carried at fair value less cost to sell as at December 31, 2011 and March 31, 2011, respectively.

9.	Property, plant and equipment

Acquisitions and disposals

During the nine months ended December 31, 2011, the Company acquired assets at an aggregate cost of 4,987(as compared to a cost of 6,879 and 10,145 for the nine months ended December 31, 2010 and the year ended March 31, 2011, respectively) including assets acquired through business combinations of 0 (as compared to a cost of 0 for assets acquired through business combinations for the nine months ended December 31, 2010 and 677 for the year ended March 31, 2011). Assets with a net book value of 86 were disposed of during the nine months ended December 31, 2011 (as compared to 57 and 77 for the nine months ended December 31, 2010 and the year ended March 31, 2011, respectively), resulting in a net profit on disposal of 2 (as compared to net loss of 11 and a net profit of 271 for the nine months ended December 31, 2010 and the year ended March 31, 2011, respectively). Depreciation expense for the three months and nine months ended December 31, 2011 was 899 and 2,606 respectively (as compared to 758 and 2,178 for the three months and nine months ended December 31, 2010, respectively).

Government grants

During the nine months ended December 31, 2011, the State of Louisiana approved the Company’s application for certain grants associated with construction of a manufacturing facility in the United States amounting to 54 (U.S.$1). As per the terms of the grant, the State of Louisiana has placed certain ongoing conditions on the Company, requiring a minimum cost to be incurred and also requiring employment of a minimum number of people. In proportion to the actual cost incurred, the Company has accrued the proportionate share of the grant as a reduction from the carrying value of property, plant and equipment. As at December 31, 2011, the Company had received a total amount of 101 (U.S.$2.1) in respect of grants from the State of Louisiana.

Capital commitments

As of December 31, 2011 and March 31, 2011, the Company was committed to spend approximately 2,937 and 3,459, respectively, under agreements to purchase property, plant and equipment. This amount is net of capital advances paid in respect of such purchases.

10.	Goodwill

Goodwill arising upon acquisitions is not amortized but tested for impairment annually or more frequently if there are certain internal or external indicators of impairment.

The following table presents the changes in goodwill during the nine months ended December 31, 2011, December 31, 2010 and the year ended March 31, 2011:

	September 30,	September 30,	September 30,
	Nine months ended December 31, 2011	Nine months ended December 31, 2010	Year ended March 31, 2011
Opening balance (1)	18,273	18,267	18,267
Goodwill arising on business combinations	—	—	—
Effect of translation adjustments	36	(4)	6

Closing balance (1)	18,309	18,263	18,273

Less: Impairment loss (2)	(16,093)	(16,093)	(16,093)

	2,216	2,170	2,180

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

10.	Goodwill (continued)

(1)	This does not include goodwill arising upon investment in associates of 181, which is included in the carrying value of the investment in the equity accounted investees.

(2)	The impairment loss of 16,093 includes 16,003 pertaining to the Company’s German subsidiary, betapharm Arzneimittel GmbH, which is part of the Company’s Global Generics segment.

11.	Other intangible assets

Acquisitions of intangibles

During the three and nine months ended December 31, 2011, the Company acquired other intangible assets at an aggregate cost of 16 and 124, respectively (as compared to a cost of 3 and 22 for the three and nine months ended December 31, 2010, respectively, and 2,125 for the year ended March 31, 2011) including assets acquired through business combinations of 0 for the three and nine months ended December 31, 2011 (as compared to a cost of 0 for the three and nine months ended December 31, 2010 and 321 for the year ended March 31, 2011). Such acquisitions for the nine months ended December 31, 2011 includes 78 (U.S.$1.6) allocated to certain intellectual property rights (patents) acquired.

Amortization expenses for the three and nine months ended December 31, 2011 were 408 and 1,202, respectively (as compared to amortization expenses of 307 and 912 for the three months and nine months ended December 31, 2010, respectively).

In November 2007, the Company entered into a Distribution and Supply Agreement with Ceragenix Pharmaceuticals, Inc. and Ceragenix Corporation (collectively, “Ceragenix”). Under this agreement, the Company made up-front and milestone payments of U.S.$5 and commenced distribution of the dermatological product EpiCeram®, a skin barrier emulsion device, in the United States and its territories. In June 2010, Ceragenix (both entities) filed voluntary petitions under Chapter 11 of the U.S. Bankruptcy Code. On June 24, 2011 the United States Bankruptcy Court for the District of Colorado permitted Ceragenix to sell the patent rights, certain business assets and intellectual property relating to EpiCeram® to PuraCap Pharmaceutical LLC and to terminate the Company’s rights under its Distribution and Supply Agreement with Ceragenix. However, the court ordered Ceragenix to pay U.S.$2.75 to the Company out of the sales proceeds of the above mentioned assets and intellectual property, as compensation for the termination of the Distribution and Supply Agreement. Upon termination of the Distribution and Supply Agreement, the Company de-recognized the asset and recorded a gain of 31 (excess of amount received over the carrying value of the asset as at June 24, 2011) as part of other (income)/loss in these unaudited condensed consolidated interim financial statements during the nine months ended December 31, 2011.

On March 31, 2011, the Company, through its wholly owned subsidiary Promius Pharma LLC, entered into an agreement with Coria Laboratories Limited (a subsidiary of Valeant Pharmaceuticals International, Inc.) (“Coria”) for the right to manufacture, distribute and market its Cloderm® (clocortolone pivalate 0.1%) product in the United States. Cloderm® is a cream used for treating dermatological inflammation, and is an existing U.S. FDA approved product. In addition to acquiring all relevant U.S. FDA product regulatory approvals and intellectual property rights (other than trademarks) associated with the Cloderm® product, the Company also acquired an underlying raw material supply contract and an exclusive license to use the trademark “Cloderm®” for a period of 8 years. The rights and ownership of this trademark will get transferred from Coria to the Company at the end of the 8th year, subject to payment of all royalties under the contract by the Company. Consideration for this transaction includes an upfront payment of 1,605 (U.S.$36) in cash and contingent consideration in the form of a royalty equal to 4% of the Company’s net sales of Cloderm® in the United States during the 8 year trademark license period.

Since the integrated set of assets acquired as part of this transaction does not meet the definition of a business, the acquisition has been recorded as a purchase of an integrated set of complementary intangible assets with similar economic useful lives. Furthermore, contingent payments associated with future sales have also been considered as an element of cost, as they are directly associated with the acquisition of absolute control over the product related intangibles and do not relate to any substantive future activities either by the Company or Coria. Accordingly, an amount of 171 (U.S.$4) has been recorded as management’s best estimate of the present value for the royalty payments over the 8 year trademark license period.

Product related intangibles acquired during the year ended March 31, 2010 included an amount of 2,680 (U.S.$57), representing the value of re-acquired rights on the product portfolio that arose upon the exercise by I-VEN Pharma Capital Limited (“I-VEN”) of the portfolio termination value option under its research and development agreement with the Company entered into during the year ended March 31, 2005, as amended.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

12.	Loans and borrowings

Short term loans and borrowings

The Company had undrawn lines of credit of 12,890 and 13,090 as of December 31, 2011 and March 31, 2011, respectively, from its banks for working capital requirements. These lines of credit are renewable annually. The Company has the right to draw upon these lines of credit based on its requirements.

The Company had net short term borrowings of 21,660 as of December 31, 2011, as compared to 18,220 as of March 31, 2011. The borrowings consists primarily of “packing credit” loans drawn by the parent company and other unsecured loans drawn by its subsidiaries in Switzerland, Germany and the United States.

An interest rate profile of short term borrowings from banks is given below:

	September 30,		September 30,
As of
	December 31, 2011		March 31, 2011
Rupee borrowings	—		8.75%
Borrowings on receivables transfer arrangement	LIBOR + 125 bps (6%	)	LIBOR + 75-100 bps —
Other foreign currency borrowings	LIBOR + 70-185 bps EURIBOR + 60-140 bps (6.39% to 20%	)	LIBOR + 50-175 bps EURIBOR + 50-100 bps (5% to 8%	)

Transfer of financial asset

During the year ended March 31, 2011, the Company entered into a receivables transfer arrangement with Citibank, India, in which the Company transferred 2,215 (U.S.$49) of short term trade receivables in return for obtaining short term funds. As part of the transaction, the Company provided Citibank, India with credit indemnities over the expected losses of those receivables. Since the Company has retained substantially all of the risks and rewards of ownership of the trade receivables including the contractual rights to the associated cash flows, the Company continues to recognize the full carrying amount of the receivables and has recognized the cash received in respect of the transaction as short term borrowings. As of March 31, 2011, the carrying amount of the transferred short-term receivables which were subject to this arrangement was 838 (U.S.$18.78) and the carrying amount of the associated liability was 825 (U.S.$18.50). During the nine months ended December 31, 2011 the Company repaid the entire loan outstanding as at March 31, 2011.

In addition, during the nine months ended December 31, 2011, the Company entered into a receivables transfer arrangement with Citibank, India and Deutsche Bank, India, in which the Company transferred 1,309 (U.S.$18.65 and Russian roubles (“RUB”) 280) of short term trade receivables in return for obtaining short term funds. As of December 31, 2011, the carrying amount of the transferred short-term receivables which were subject to this arrangement was 1,451 (U.S.$18.65 and RUB 280) and the carrying amount of the associated liability was 1,431 (U.S.$18.52 and RUB 272).

Long-term borrowings

Long-term loans and borrowings consist of the following:

	September 30,	September 30,
	As of
	December 31, 2011	March 31, 2011
Obligations under finance leases	291	256
Long-term loans from banks	11,512	—
Bonus debentures	5,039	5,027

	16,842	5,283
Less: Current portion
Obligations under finance leases	31	12

	31	12

Non-current portion
Long-term loans from banks	11,512	—
Obligations under finance leases	260	244
Bonus debentures	5,039	5,027

	16,811	5,271

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

12.	Loans and borrowings (continued)

Issuance of bonus debentures

As explained in Note 24 of these condensed consolidated interim financial statements, the Company issued unsecured redeemable bonus debentures amounting to 5,078 during the year ended March 31, 2011. In relation to the issuance, the Company has incurred directly attributable transaction cost of 51. The bonus debentures do not carry the right to vote or the right to participate in any of the distributable profits or residual assets of the Company, except that the holders of the bonus debentures participate only to the extent of the face value of the instrument plus accrued and unpaid interest thereon. These bonus debentures are mandatorily redeemable at the face value on March 23, 2014 and the Company is obligated to pay the holders of its bonus debentures an annual interest payment equal to 9.25% of the face value thereof on March 24 of each year until (and including upon) maturity. These bonus debentures are measured at amortized cost using the effective interest rate method. The carrying value of these bonus debentures as at December 31, 2011 was 5,039.

Long-term bank loan of Swiss Subsidiary

On September 28, 2011, Dr. Reddy’s Laboratories, SA (one of the Company’s subsidiaries in Switzerland) (the “Swiss Subsidiary”), entered into a loan agreement providing for it to borrow the sum of 10,713 (U.S.$220), arranged by Citigroup Global Markets Asia Limited, The Bank Of Tokyo-Mitsubishi Ufj, Ltd., Mizuho Corporate Bank, Ltd., The Bank Of Nova Scotia Asia Limited, Australia and New Zealand Banking Group Limited, and Standard Chartered Bank (“Swiss Subsidiary Lenders”).

The term of the loan is for sixty months starting from September 30, 2011. The Swiss Subsidiary is required to repay the loan in eight equal quarterly installments commencing at the end of the 39th month and continuing until the end of the 60th month from September 30, 2011. The loan carries an interest rate of 3 months U.S.$ LIBOR + 145 basis points. The parent company has guaranteed all obligations of the Swiss Subsidiary under loan agreement.

The loan agreement imposes various financial covenants on both the parent company and the Swiss Subsidiary, including, without limitation, the following (each capitalized term below is as defined in the loan agreement):

•	Net Financial Indebtedness to EBITDA: The Company’s ratio of net financial indebtedness to EBITDA shall not at any time exceed 2.3:1.00.

•

Secured Debt to Financial Indebtedness: The Company’s ratio of secured debt to financial indebtedness shall not at any time exceed 0.2:1.00. However, if the ratio of net financial indebtedness to EBITDA falls below 1.5:1.00, the ratio of secured debt to financial indebtedness shall not at any time exceed 0.3:1.00.

•	Gearing ratio: The Company’s ratio of financial indebtedness shall not at any time exceed one times tangible net worth.

•

Interest Cover ratio: The Company’s ratio of EBITDA to interest payable (in relation to any period of 12 months ending on the last day of any financial year or financial half year of the Company) shall not at any time be less than 5.00:1.00.

•	Net Worth: The Swiss Subsidiary shall at all times maintain a positive net worth.

The financial computation for each of the foregoing financial covenants shall be calculated on a semi-annual basis by reference to the consolidated financial statements of the Company, except that the Net Worth covenant shall be calculated by reference to financial statements of the Swiss Subsidiary prepared based on IFRS.

As part of this arrangement, the Company incurred an amount of 182 (U.S.$3.73) in arrangement fees and other administrative charges. The Company accounted for these costs as transaction costs under IAS 39 and they will be amortized over the term of the loan using the effective interest method.

Interest rate profile of long-term debt

An interest rate profile of long-term debt is given below:

	September 30,	September 30,
As of
	December 31, 2011	March 31, 2011
Bonus debentures	9.25%	9.25%
Long-term loans from banks	LIBOR + 145 bps	—

Hedges of foreign currency risk

The Company has designated certain of its loans and borrowings as non-derivative hedging instruments for the hedge of foreign currency risk associated with highly probable forecasted transactions. Please see Note 5 of these condensed consolidated interim financial statements (“Hedges of foreign currency risks”) for more information.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

13.	Other (income)/expense, net

Other expense/(income), net consists of the following:

	September 30,	September 30,	September 30,	September 30,
	Nine months ended December 31,		Three months ended December 31,
	2011	2010	2011	2010
Loss/(profit) on sale of property, plant and equipment and intangible assets, net	(33)	11	(2)	12
Sale of spent chemical	(263)	(184)	(91)	(71)
Miscellaneous income	(303)	(500)	(92)	(210)
Provision for expected claim from innovator	8	68	—	68
Other expenses	24	2	20	2

	(567)	(603)	(165)	(199)

14.	Finance income/(expense), net

Finance income/(expense), net consists of the following:

	September 30,	September 30,	September 30,	September 30,
	Nine months ended December 31,		Three months ended December 31,
	2011	2010	2011	2010
Interest income	182	102	147	5
Foreign exchange gain/(loss)	593	(228)	285	46
Profit on sale of investments	86	61	45	4
Interest expense	(783)	(197)	(303)	(103)

	78	(262)	174	(48)

15.	Share capital and share premium

During the nine months ended December 31, 2011 and 2010, 291,319 and 381,922 equity shares, respectively, were issued as a result of the exercise of vested options granted to employees pursuant to the Dr. Reddy’s Employees Stock Option Plan-2002 and Dr. Reddy’s Employees Stock Option Plan-2007. During the nine months ended December 31, 2011, an aggregate of 10,000 options having an exercise price based upon the fair market value of the underlying shares (or “Category A” options) were exercised, with each having an exercise price of 448, and 281,319 options having an exercise price based upon par value of the underlying shares (or “Category B” options) were exercised, with each having an exercise price of 5. The amount of grant date fair value previously recognized for these options has been transferred from “share based payment reserve” to “share premium” in the unaudited condensed consolidated statement of changes in equity for the period ended December 31, 2011.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

16.	Earnings per share

Basic earnings per share

The calculation of basic earnings per share for the nine month period ended December 31, 2011 was based on the profit attributable to equity shareholders of 10,835 (as compared to a profit of 7,695 for the nine months ended December 31, 2010) and a weighted average number of equity shares outstanding during the nine months ended December 31, 2011 and 2010, calculated as follows:

	September 30,	September 30,
	Nine months ended December 31,
	2011	2010
Issued equity shares as on April 1	169,252,732	168,845,385
Effect of shares issued upon exercise of stock options	191,067	247,582
Weighted average number of equity shares at December 31	169,443,799	169,092,967

The calculation of basic earnings per share for the three month period ended December 31, 2011 was based on the profit attributable to equity shareholders of 5,130 (as compared to a profit of 2,732 for the three months ended December 31, 2010) and a weighted average number of equity shares outstanding during the three months ended December 31, 2011 and 2010, calculated as follows:

	September 30,	September 30,
	Three months ended December 31,
	2011	2010
Issued equity shares as on October 1	169,526,486	169,201,575
Effect of shares issued on exercise of stock options	9,546	17,621
Weighted average number of equity shares at December 31	169,536,032	169,219,196

Diluted earnings per share

The calculation of diluted earnings per share for the nine months ended December 31, 2011 was based on the profit attributable to equity shareholders of 10,835 (as compared to a profit of 7,695 for the nine months ended December 31, 2010) and a weighted average number of equity shares outstanding during the nine months ended December 31, 2011 and 2010, calculated as follows:

	September 30,	September 30,
	Nine months ended December 31,
	2011	2010
Weighted average number of equity shares at December 31 (Basic)	169,443,799	169,092,967
Effect of stock options outstanding	705,139	854,260
Weighted average number of equity shares at December 31 (Diluted)	170,148,938	169,947,227

The calculation of diluted earnings per share for the three months ended December 31, 2011 was based on the profit attributable to equity shareholders of 5,130 (as compared to 2,732 for the three months ended December 31, 2010) and a weighted average number of equity shares outstanding during the three months ended December 31, 2011 and 2010, calculated as follows:

	September 30,	September 30,
	Three months ended December 31,
	2011	2010
Weighted average number of ordinary shares at December 31 (Basic)	169,536,032	169,219,196
Effect of stock options outstanding	565,622	715,934
Weighted average number of equity shares at December 31 (Diluted)	170,101,654	169,935,130

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

17.	Employee stock incentive plans

Dr. Reddy’s Employees Stock Option Plan-2002 (the “DRL 2002 Plan”):

The Company instituted the DRL 2002 Plan for all eligible employees pursuant to the special resolution approved by the shareholders in the Annual General Meeting held on September 24, 2001. The DRL 2002 Plan covers all employees of DRL and its subsidiaries and directors (excluding promoter directors) of DRL and its subsidiaries (collectively, “eligible employees”). The compensation committee of the Board of DRL (the “Compensation Committee”) administers the DRL 2002 Plan and grants stock options to eligible employees. The Compensation Committee determines which eligible employees will receive options, the number of options to be granted, the exercise price, the vesting period and the exercise period. The vesting period is determined for all options issued on the date of grant. The options issued under the DRL 2002 Plan vest in periods ranging between one and four years and generally have a maximum contractual term of five years.

The DRL 2002 Plan was amended on July 28, 2004 at the annual general meeting of shareholders to provide for stock option grants in two categories:

Category A: 1,721,700 stock options out of the total of 2,295,478 options reserved for grant having an exercise price equal to the fair market value of the underlying equity shares on the date of grant; and

Category B: 573,778 stock options out of the total of 2,295,478 options reserved for grant having an exercise price equal to the par value of the underlying equity shares (i.e., 5 per share).

The DRL 2002 Plan was further amended on July 27, 2005 at the annual general meeting of shareholders to provide for stock option grants in two categories:

Category A: 300,000 stock options out of the total of 2,295,478 options reserved for grant having an exercise price equal to the fair market value of the underlying equity shares on the date of grant; and

Category B: 1,995,478 stock options out of the total of 2,295,478 options reserved for grant having an exercise price equal to the par value of the underlying equity shares (i.e., 5 per share).

Under the DRL 2002 Plan, the exercise price of the fair market value options granted under Category A above is determined based on the average closing price for 30 days prior to the grant in the stock exchange where there is highest trading volume during that period. Notwithstanding the foregoing, the Compensation Committee may, after obtaining the approval of the shareholders in the annual general meeting, grant options with a per share exercise price other than fair market value and par value of the equity shares.

After the stock split effected in the form of stock dividend issued by the Company in August 2006, the DRL 2002 Plan provides for stock options granted in the above two categories as follows:

	September 30,	September 30,	September 30,
Particulars	Number of Options granted under Category A	Number of Options granted under Category B	Total
Options reserved under original Plan	300,000	1,995,478	2,295,478
Options exercised prior to stock dividend date (A)	94,061	147,793	241,854
Balance of shares that can be allotted on exercise of options (B)	205,939	1,847,685	2,053,624
Options arising from stock dividend (C)	205,939	1,847,685	2,053,624
Options reserved after stock dividend (A+B+C)	505,939	3,843,163	4,349,102

In April 2007, certain employees surrendered their par value options under category B of the DRL 2002 Plan in exchange for par value options under category B of the DRL 2007 Plan (discussed below). The incremental cost due to such modifications was insignificant.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

17.	Employee stock incentive plans (continued)

Dr. Reddy’s Employees ADR Stock Option Plan-2007 (the “DRL 2007 Plan”):

The Company instituted the DRL 2007 Plan for all eligible employees in pursuance of the special resolution approved by the shareholders in the Annual General Meeting held on July 27, 2005. The DRL 2007 Plan became effective upon its approval by the Board of Directors on January 22, 2007. The DRL 2007 Plan covers all employees of DRL and its subsidiaries and directors (excluding promoter directors) of DRL and its subsidiaries (collectively, “eligible employees”). The Compensation Committee administers the DRL 2007 Plan and grants stock options to eligible employees. The Compensation Committee determines which eligible employees will receive options, the number of options to be granted, the exercise price, the vesting period and the exercise period. The vesting period is determined for all options issued on the date of grant. The options issued under DRL 2007 Plan vest in periods ranging between one and four years and generally have a maximum contractual term of five years.

The DRL 2007 Plan provides for option grants in two categories:

Category A: 382,695 stock options out of the total of 1,530,779 stock options reserved for grant having an exercise price equal to the fair market value of the underlying equity shares on the date of grant; and

Category B: 1,148,084 stock options out of the total of 1,530,779 stock options reserved for grant having an exercise price equal to the par value of the underlying equity shares (i.e., 5 per share).

Aurigene Discovery Technologies Ltd. Employee Stock Option Plan 2003 (the “Aurigene ESOP Plan”):

Aurigene Discovery Technologies Limited (“Aurigene”), a consolidated subsidiary, adopted the Aurigene ESOP Plan to provide for issuance of stock options to employees of Aurigene and its subsidiary, Aurigene Discovery Technologies Inc., who have completed one full year of service with Aurigene or its subsidiary. Aurigene has reserved 4,550,000 of its ordinary shares for issuance under this plan. Under the Aurigene ESOP Plan, stock options may be granted at an exercise price as determined by Aurigene’s compensation committee. The options issued under the Aurigene ESOP Plan vest in periods ranging from one to three years, including certain options which vest immediately on grant, and generally have a maximum contractual term of three years.

During the year ended March 31, 2008, the Aurigene ESOP Plan was amended to increase the total number of options reserved for issuance to 7,500,000 and to provide for Aurigene’s recovery of the Fringe Benefit Tax from employees upon the exercise of their stock options.

During the three months ended September 30, 2011, the Company cancelled 1,009,090 stock options which were fully vested and outstanding under the Aurigene ESOP Plan, upon surrender by the employees. Accordingly, no stock options were outstanding under the Aurigene ESOP Plan as at December 31, 2011.

Aurigene Discovery Technologies Ltd. Management Group Stock Grant Plan (the “Aurigene Management Plan”):

In the year ended March 31, 2004, Aurigene adopted the Aurigene Management Plan to provide for issuance of stock options to management employees of Aurigene and its subsidiary Aurigene Discovery Technologies Inc. Aurigene has reserved 2,950,000 of its ordinary shares for issuance under this plan. Under the Aurigene Management Plan, stock options may be granted at an exercise price as determined by Aurigene’s compensation committee. As of March 31, 2008, there were no stock options outstanding under the Aurigene Management Plan. The plan was closed by a resolution of the shareholders in January 2008.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

17.	Employee stock incentive plans (continued)

Stock option activity during the period

The terms and conditions of the grants made during the nine months ended December 31, 2011 under the above plans were as follows:

	September 30,	September 30,	September 30,	September 30,
	Number of instruments	Exercise price	Vesting period	Contractual life
DRL 2002 Plan:

- Category A	—	—	—	—
- Category B	262,520	5.00	1 to 4 years	5 years
DRL 2007 Plan:
- Category A	—	—	—	—
- Category B	56,060	5.00	1 to 4 years	5 years

Aurigene ESOP Plan:	—	—	—	—

The terms and conditions of the grants made during the nine months ended December 31, 2010 under the above plans are as follows:

	September 30,	September 30,	September 30,	September 30,
	Number of instruments	Exercise price	Vesting period	Contractual life
DRL 2002 Plan:
- Category A	—	—	—	—
- Category B	284,070	5.00	1 to 4 years	5 years

DRL 2007 Plan:
- Category A	—	—	—	—
- Category B	58,660	5.00	1 to 4 years	5 years

Aurigene ESOP Plan:	—	—	—	—

The weighted average inputs used in computing the fair value of such grants were as follows:

	September 30,	September 30,
	Nine months ended December 31,
	2011	2010
Expected volatility	28.92%	34.34%
Exercise price	5.00	5.00
Option life	2.42 Years	2.43 Years
Risk-free interest rate	8.34%	6.04%
Expected dividends	0.70%	0.40%
Grant date share price	1,598.57	1,242.55

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

17.	Employee stock incentive plans (continued)

The fair values of services received in return for share options granted to employees are measured by reference to the fair value of share options granted. The estimate of the fair value of the services received is measured based on the Black Scholes model.

For the nine months ended December 31, 2011 and 2010, amounts of 238 and 198, respectively, and for the three months ended December 31, 2011 and 2010, amounts of 85 and 66, respectively, have been recorded as total employee share based expense under all employee stock incentive plans. As of December 31, 2011, there was approximately 354 of total unrecognized compensation cost related to unvested stock options. This cost is expected to be recognized over a weighted-average period of 2.97 years.

18.	Employee benefit plans

Gratuity benefits in India

In accordance with applicable Indian laws, the Company provides for gratuity, a defined benefit retirement plan (the “Gratuity Plan”) covering certain categories of employees. The Gratuity Plan provides a lump sum payment to vested employees at retirement or termination of employment. The amount of payment is based on the respective employee’s last drawn salary and the years of employment with the Company. Effective September 1, 1999, the Company established the Dr. Reddy’s Laboratories Gratuity Fund (the “Gratuity Fund”). Liabilities in respect of the Gratuity Plan are determined by an actuarial valuation, based upon which the Company makes contributions to the Gratuity Fund. Trustees administer the contributions made to the Gratuity Fund. Amounts contributed to the Gratuity Fund are invested in specific securities as mandated by law and generally consist of federal and state government bonds and debt instruments of government-owned corporations.

The components of net periodic benefit cost for the nine months ended December 31, 2011 and 2010 are as follows:

	September 30,	September 30,
	Nine months ended December 31,
	2011	2010
Service cost	64	48
Interest cost	39	27
Expected return on plan assets	(27)	(24)
Recognized net actuarial (gain)/loss	9	3

Net amount recognized	85	54

The components of net periodic benefit cost for the three months ended December 31, 2011 and 2010 are as follows:

	September 30,	September 30,
	Three months ended December 31,
	2011	2010
Service cost	22	16
Interest cost	13	9
Expected return on plan assets	(9)	(8)
Recognized net actuarial (gain)/loss	3	1

Net amount recognized	29	18

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

18.	Employee benefit plans (continued)

Pension plan in Mexico

All employees of the Company’s subsidiary in Mexico, Industrias Quimicas Falcon de Mexico S.A. de C.V. (“Falcon”), are entitled to a pension plan in the form of a defined benefit plan. The pension plan provides a payment to vested employees at retirement or termination of employment. This payment is based on the employee’s integrated salary and is paid in the form of a monthly pension over a period of 20 years computed based on a predefined formula. Liabilities in respect of the pension plan are determined by an actuarial valuation, based upon which the Company makes contributions to the pension plan fund. This fund is administered by a third party who is provided guidance by a technical committee formed by senior employees of Falcon.

The components of net periodic benefit cost for the nine months ended December 31, 2011 and 2010 are as follows:

	September 30,	September 30,
	Nine months ended December 31,
	2011	2010
Service cost	15	12
Interest cost	22	18
Expected return on plan assets	(21)	(21)
Recognized net actuarial (gain)/loss	7	6

Net amount recognized	23	15

The components of net periodic benefit cost for the three months ended December 31, 2011 and 2010 are as follows:

	September 30,	September 30,
	Three months ended December 31,
	2011	2010
Service cost	5	4
Interest cost	8	6
Expected return on plan assets	(7)	(7)
Recognized net actuarial (gain)/loss	3	2

Net amount recognized	9	5

Long service benefit recognitions in India

During the year ended March 31, 2010, the Company introduced a new post-employment defined benefit scheme under which all eligible employees of the parent company who have completed the specified service tenure with the Company would be eligible for a “Long Service Cash Award” at the time of their employment separation. The amount of such cash payment would be based on the respective employee’s last drawn salary and the specified number of years of employment with the Company. Accordingly the Company has valued the liability through an independent actuary.

The components of net periodic benefit cost for the nine months ended December 31, 2011 and 2010 are as follows:

	September 30,	September 30,
	Nine months ended December 31,
	2011	2010
Service cost	7	6
Interest cost	4	3
Expected return on plan assets	—
Recognized net actuarial (gain)/loss	—

Net amount recognized	11	9

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

18.	Employee benefit plans (continued)

The components of net periodic benefit cost for the three months ended December 31, 2011 and 2010 are as follows:

	September 30,	September 30,
	Three months ended December 31,
	2011	2010
Service cost	3	2
Interest cost	2	1
Expected return on plan assets	—	—
Recognized net actuarial (gain)/loss	—	—

Net amount recognized	5	3

Early retirement plan in Mexico

During October 2011, Falcon announced an early retirement plan applicable to certain eligible employees. As per the plan, all eligible employees whose applications were accepted by the Company will be paid defined benefits in the form of lump sum pension and seniority premium amounts computed based on the methodology described in the plan. As at December 31, 2011, based on the applications received, the Company estimated that an amount of 81 will be paid to those employees retiring pursuant to the plan. The entire amount will be paid out of a pension fund maintained by the Company. The Company recorded an amount of 20 as an expense in the income statement, representing the difference between the amounts estimated to be paid to employees retiring under the plan and the amount accumulated in defined benefit obligation for these employees.

Voluntary retirement plan in India

On June 20, 2011, the Company announced a voluntary retirement plan (i.e., a termination benefit) applicable to certain eligible employees of Dr. Reddy’s Laboratories Limited. As per the plan, employees whose voluntary retirement is accepted by the Company will be paid an amount computed based on the methodology described in the plan, with the maximum amount restricted to 0.8 per employee. During the three months ended September 30, 2011, the Company concluded the voluntary retirement plan and an amount of 42 has been recognized as termination benefits in the income statement for the nine months ended December 31, 2011.

Severance payments of German subsidiaries

In Germany, many statutory health insurance funds (“SHI funds”) and other health insurance providers have been announcing new competitive bidding tenders which continue to cause pressure on the Company’s existing level of revenues due to a steep decrease in product prices. The Company believes that this is leading to a business model of “high volumes and low margins” in the German generic pharmaceutical market.

On account of these developments and other significant adverse events in the German generic pharmaceutical market, during the year ended March 31, 2010 the Company implemented workforce reductions and restructuring of the Company’s German subsidiaries, betapharm Arzneimittel GmbH (“betapharm”) and Reddy Holding GmbH, to achieve a more sustainable workforce structure in light of the current situation within the German generic pharmaceuticals industry. Accordingly, during the year ended March 31, 2010, the management and the works councils (i.e., organizations representing workers) of betapharm and Reddy Holding GmbH entered into “reconciliation of interest” agreements that set out the overall termination benefits payable to identified employees. Accordingly, an amount of 885 (Euro 13.2) was recorded as termination benefits included as part of “selling, general and administrative expenses” in the consolidated income statement for the year ended March 31, 2010. A total of 435 (Euro 6.6) of such severance payments were recorded during the nine months ended December 31, 2010. There were no restructuring activities during the nine months ended December 31, 2011.

19.	Income taxes

Income tax expense is recognized based on the Company’s best estimate of the average annual income tax rate for the fiscal year applied to the pre-tax income of the interim period. The average annual income tax rate is determined for each taxing jurisdiction and applied individually to the interim period pre-tax income of each jurisdiction. The difference between the estimated average annual income tax rate and the enacted tax rate is accounted for by a number of factors, including the effect of differences between Indian and foreign tax rates, expenses that are not deductible for tax purposes, income exempted from income taxes, effects of changes in tax laws and rates.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

19.	Income taxes (continued)

The Company’s consolidated weighted average tax rate for the nine months ended December 31, 2011 and 2010 was 23.70% and 10%, respectively. Income tax expense was 3,367 for the nine months ended December 31, 2011 as compared to income tax expense of 836 for the nine months ended December 31, 2010. The increase in the consolidated weighted average tax rate during the nine months ended December 31, 2011 by 13.70% was primarily due to:

•

reduced tax incentives, as well as expiration of a tax holiday period, under Indian laws which applied to certain of the Company’s facilities located in India, amounting to an increase in tax expense by 4.5%;

•	higher revenues from the launch of Company’s product olanzapine in the United States, amounting to an increase in tax expense by 4%; and

•

lower tax deductions resulting from reduced expenses incurred during nine months ended December 31, 2011 on in-house research and development eligible for weighted tax deductions. (During the nine months ended December 31, 2011 and December 31, 2010, respectively, the rate of the weighted tax deduction was equal to 200% of the eligible expenditure incurred during such period).

Total tax benefit recognized directly in the equity amounted to 1,361 for the nine months ended December 31, 2011 (as compared to tax benefit amounting to 48 for the nine months ended December 31, 2010).

There are certain income-tax related legal proceedings that are pending against the Company that have arisen in the ordinary course of business. Potential liabilities, if any, have been adequately provided for, and the Company does not currently estimate any material incremental tax liability in respect of these matters.

During the year ended March 31, 2010, the German tax authorities concluded their preliminary tax audits for betapharm, covering the fiscal years 2001 to 2004, and had objected to certain tax positions taken in those years’ income tax returns filed by betapharm. Management’s best estimate of the additional tax liability that could arise on conclusion of the tax audits, was 302 (EUR 5). Accordingly, the Company had recorded such amount as additional current tax expense in the income statement for the year ended March 31, 2010. Included as part of the Company’s acquisition of betapharm during the year ended March 31, 2006 were certain pre-existing income tax liabilities pertaining to betapharm for the fiscal periods prior to the date of the closing of the acquisition (in March 2006). Accordingly, the terms of the Sale and Purchase Agreement provided that a certain portion of the purchase consideration amounting to 324 (EUR 6) would be set aside in an escrow account, to be set off against certain indemnity claims by the Company in respect of legal and tax matters that may arise covering such pre-acquisition periods. The right to make tax related indemnity claims would lapse and be time barred at the end of the seven year anniversary of the closing of the acquisition (in March 2013). Upon receipt of such preliminary tax demands, the management of betapharm initiated the process of exercising such indemnity rights against the sellers of betapharm and had concluded that as of March 31, 2010 the Company’s recovery of the full tax amounts demanded by the German tax authorities is virtually certain. Accordingly, a separate asset amounting to 302 (EUR 5) representing such indemnity rights against the sellers was recorded as part of “other assets” in the statement of financial position, with a corresponding credit to the current tax expense for the year ended March 31, 2010

During the nine months ended December 31, 2011, the aforesaid German tax audits for the period 2001 to 2004 were completed and a portion of the liability has been determined and the payments have been made accordingly. The sellers of betapharm paid the Company a corresponding amount pursuant to the Company’s indemnity rights described above. An amount of 7 (EUR 0.1) has been accounted as tax expense for the nine months ended December 31, 2011 for certain adjustments as per the final tax audit order.

20.	Acquisition of Non-controlling Interests

Dr. Reddy’s Laboratories (Proprietary) Limited

During the three months ended June 30, 2010, the Company acquired the non-controlling interest of 40% in Dr. Reddy’s Laboratories (Proprietary) Limited from Calshelf Investments 214 (Proprietary) Limited, as a result of which it became the Company’s wholly-owned subsidiary. The total purchase consideration was 525 (or, in South African Rand, ZAR 81).

Acquisition of the non-controlling interest was recorded as a treasury transaction as part of the Company’s unaudited condensed consolidated interim statement of changes in equity, as it represented changes in ownership interest without the loss of control by the Company. The difference between the carrying value of such non-controlling interest and the consideration paid by the Company was recognized as a reduction from retained earnings and attributed to the shareholders of the Company.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

21.	Related parties

The Company has entered into transactions with the following related parties:

•	Green Park Hotel and Resorts Limited (formerly known as Diana Hotels Limited) for hotel services;

•	A.R. Life Sciences Private Limited for availing processing services of raw materials and intermediates;

•	Dr. Reddy’s Holdings Limited;

•	Dr. Reddy’s Foundation for Human and Social Development towards contributions for social development;

•	Institute of Life Science towards contributions for social development;

•	K.K. Enterprises for availing packaging services for formulation products;

•	SR Enterprises for transportation services; and

•	Dr. Reddy’s Laboratories Gratuity Fund.

These are enterprises over which key management personnel have control or significant influence (“significant interest entities”). “Key management personnel” consists of the Company’s Directors and Management council members.

Additionally, the Company has also provided or taken loans and advances from significant interest entities.

The Company has also entered into transactions with its joint venture Kunshan Rotam Reddy Pharmaceuticals Co. Limited (“Reddy Kunshan”). These transactions are in the nature of the purchase of active pharmaceutical ingredients by the Company from Reddy Kunshan.

The Company has also entered into cancellable operating lease transactions with key management personnel and their relatives.

The Company contributes to the Dr. Reddy’s Laboratories Gratuity Fund (the “Gratuity Fund”), which maintains the plan assets of the Company’s Gratuity Plan for the benefit of its employees. During the nine months ended December 31, 2011 and 2010, the Company paid 94 and 3, respectively, to the Gratuity Fund. See Note 18 for further information on transactions between the Company and the Gratuity Fund.

The following is a summary of significant related party transactions:

	September 30,	September 30,	September 30,	September 30,
	Nine months ended December 31,		Three months ended December 31,
	2011	2010	2011	2010
Purchases from significant interest entities	651	303	244	163

Sales to significant interest entities	372	219	153	121

Contribution to a significant interest entity towards social development	98	77	28	25

Lease rental paid under cancellable operating leases to key management personnel and their relatives	23	22	8	8
Hotel expenses paid	12	15	4	4

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

21.	Related parties (continued)

The following table describes the components of compensation paid to key management personnel:

	September 30,	September 30,	September 30,	September 30,
Particulars	Nine months ended December 31,		Three months ended December 31,
	2011	2010	2011	2010
Salaries	147	137	33	30
Contribution to defined contribution plans	9	5	3	2
Commission*	225	266	74	98
Other perquisites	—	1	—	—
Share-based payments	47	45	16	16

Total	428	454	126	146

*	Accrued based on profit as of the applicable date in accordance with the terms of employment.

Some of the key management personnel of the Company are also covered under the Company’s Gratuity Plan along with the other employees of the Company. Proportionate amounts of gratuity accrued under the Company’s Gratuity Plan have not been separately computed or included in the above disclosure.

The Company had the following amounts due from related parties:

	September 30,	September 30,
	As at
	December 31, 2011	March 31, 2011
Significant interest entities	104	114
Key management personnel	5	5

As at March 31, 2010, the Company had advanced 1,447 for the purchase of land from a significant interest entity, which was disclosed as part of capital work-in-progress and included in the property, plant and equipment in the Company’s audited Consolidated Financial Statements for the year ended March 31, 2010. The acquisition of such land was expected to be consummated through the acquisition of shares of a special purpose entity that was formed through a court approved scheme of arrangement during the year ended March 31, 2010.

During the nine months ended December 31, 2010, the Company completed the acquisition of shares of this special purpose entity and has therefore obtained control over the land. Consequently, an equal amount of 1,447 has been classified out of “capital work-in-progress” and included as cost of land acquired as at December 31, 2010.

The Company had the following amounts due to related parties:

	September 30,	September 30,
	As at
	December 31, 2011	March 31, 2011
Significant interest entities	79	81
Key management personnel	—	1

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

22.	Disclosure of Expenses by Nature

The tables set forth below disclose the details of expenses incurred by their nature for the nine months ended December 31, 2011 and 2010, respectively.

	September 30,	September 30,	September 30,	September 30,
Particulars	Nine months ended December 31, 2011
	Cost of revenues	Selling, general and administrative expenses	Research and development expenses	Total
Employee benefits*	4,447	7,056	941	12,444
Depreciation and amortization	1,945	1,584	279	3,808

Particulars	Nine months ended December 31, 2010
	Cost of revenues	Selling, general and administrative expenses	Research and development expenses	Total
Employee benefits*	3,741	5,648	808	10,197
Depreciation and amortization	1,599	1,242	249	3,090

The tables set forth below disclose the details of expenses incurred by their nature for the three months ended December 31, 2011 and 2010, respectively.

Particulars	Three months ended December 31, 2011
	Cost of revenues	Selling, general and administrative expenses	Research and development expenses	Total
Employee benefits*	1,537	2,498	313	4,348
Depreciation and amortization	674	540	92	1,306

Particulars	Three months ended December 31, 2010
	Cost of revenues	Selling, general and administrative expenses	Research and development expenses	Total
Employee benefits*	1,287	1,872	275	3,434
Depreciation and amortization	552	421	92	1,065

*	Employee benefits include all forms of consideration given by an entity in exchange for services rendered by employees.

23.	Change in currency translation rate in Venezuela

The Company’s Venezuela operations are primarily restricted to the import by Dr. Reddy’s Venezuela, C.A. of pharmaceutical products from the parent company or other subsidiaries of the Company for the purpose of supply in the local market, Venezuela. The operations are conducted as an extension of the parent company and accordingly, the functional currency of that operation has been determined as the Indian rupee since its formation. In the recent past, the inflationary trends in Venezuela have been volatile. On January 8, 2010, the Venezuelan government announced the devaluation of the Bolivar Fuerte (“VEF”), the currency of Venezuela. The official exchange rate of 2.15 VEF per U.S. dollar, in effect since 2005, was replaced effective January 11, 2010, with a dual-rate regime. The two-tiered official exchange rates were (1) the “essentials rate” at VEF 2.60 per U.S. dollar for items designated by the Venezuelan government as “essential items” (such as food, medicine, and heavy machinery; remittances to relatives settled abroad; and public sector imports, including school supplies, science, and technology needs) and (2) the “non-essentials rate” at VEF 4.30 per U.S. dollar applied to other items in the economy. Therefore, effective January 1, 2010, the country was “hyperinflationary” (a label generally considered to apply if the cumulative three-year inflation exceeds 100%). The Company’s products were exchanged at the “essentials rate” and, accordingly, the Company used VEF 2.60 per U.S. dollar in recording its VEF denominated transactions for the applicable periods, and the resulting exchange gains/losses were recorded through profit or loss.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

23.	Change in currency translation rate in Venezuela (continued)

On December 30, 2010, the Foreign Exchange Administration Commission of Venezuela (commonly referred to as the “CADIVI”) enacted a decree (exchange agreement No.14) to further devalue the exchange rate from 2.60 VEF per U.S. dollar to 4.30 VEF per U.S. dollar effective January 1, 2011, thereby repealing the essential rate. Furthermore, on January 13, 2011, the CADIVI issued another decree to interpret the transitional requirements for the use of the new official exchange rate and stated that if the following conditions were satisfied, the use of the pre-devaluation rate of 2.60 VEF per U.S. dollar would be permissible:

•

For fund repatriation – to the extent the CADIVI has issued approvals in the form of approvals of Autorización de Liquidación de Divisas (“ALD”) and which have been sent to and received by the Banco Central de Venezuela by December 31, 2010; and

•

For foreign currency acquisition – to the extent the CADIVI had issued an Authorization of Foreign Currency Acquisition (“AAD”) by December 31, 2010 and the approval relates to imports for the health and food sectors or certain other specified purposes.

The Company has not applied the requirements of IAS 29, “Financial reporting in hyperinflationary economies,” as the functional currency of the Venezuelan operation is the Indian Rupee. As at December 31, 2011, the Company has repatriated all monetary items for which it obtained the approval to use the preference rate in its Venezuelan operations, except for approximately U.S.$1. The Company secured sufficient approvals for the use of the essential rate for more than U.S.$1 of VEF denominated monetary items and, accordingly, the Company’s remaining monetary items of approximately U.S.$1 has been translated into the functional currency at the preferential rate of 2.60 VEF per U.S. dollar.

24.	Bonus Debentures

On March 31, 2010, the Company’s Board of Directors approved a scheme for the issuance of bonus debentures (“in-kind”, i.e., for no cash consideration) to its shareholders to be effected by way of capitalization of its retained earnings. The scheme was subject to the successful receipt of necessary approvals of the Company’s shareholders, the High Court of Andhra Pradesh, India and other identified regulatory authorities as mentioned in the scheme. All necessary approvals to effectuate the scheme, including that of the High Court, were received during the year ended March 31, 2011. Accordingly, on March 24, 2011, the Company issued these debentures to the shareholders of the Company.

The following is a summary of the key terms of the issuance:

Particulars	No. of instruments issued	Face value	Currency	Interest Rate	Maturity	Aggregate Face Amount	Redemption price
Unsecured, non-convertible, redeemable debentures	1,015,516,392	5 each	(Indian rupee)	9.25% per annum	36 months	5,078	5 each (plus interest)

The following is a summary of certain additional terms of the issuance:

•

Fully paid up bonus debentures carrying a face value of 5 each were issued to the Company’s shareholders in the ratio of 6 bonus debentures for each equity share held by such shareholders on March 18, 2011.

•	The bonus debentures are unsecured and are not convertible into equity shares of the Company.

•

The Company delivered cash in the aggregate value of the bonus debentures into an escrow account of a merchant banker in India appointed by the Company’s Board of Directors. The merchant banker received such amount for and on behalf of and in trust for the shareholders who are entitled to receive bonus debentures. Upon receipt of such amount, the merchant banker paid the amount to the Company, for and on behalf of the shareholders as consideration for the allotment of debentures to them.

•	These bonus debentures have a maturity of 36 months, at which time the Company must redeem them for cash in an amount equal to the face value of 5 each, plus any unpaid interest, if any.

•	These bonus debentures carry an interest rate of 9.25% per annum. The interest on the debentures shall be paid at the end of 12, 24 and 36 months from the date of issuance.

•	These bonus debentures are listed on stock exchanges in India so as to provide liquidity for the holders.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

24.	Bonus Debentures (continued)

•

Issuance of these bonus debentures will be treated as a “deemed dividend” under section 2 (22) (b) of the Indian Income Tax Act, 1961 and accordingly, the Company will be required to pay a dividend distribution tax.

•

Under Indian Corporate Law and as per the terms of the approved bonus debenture scheme, the Company created a statutory reserve (the “Debenture Redemption Reserve”) in which it is required to deposit a portion of its profits made during each year prior to the maturity date of the bonus debentures until the aggregate amount retained in such reserve equals 50% of the face value of the debentures then issued and outstanding. The funds in the Debenture Redemption Reserve shall be used only to redeem the debentures for so long as they are issued and outstanding.

The Company has accounted for the issuance of such debentures as a pro-rata distribution to the owners acting in the capacity as owners on a collective basis. Accordingly, the Company has measured the value of such financial instrument at fair value on the date of issuance which corresponds to the value of the bonus debentures issued on March 24, 2011. The Company has disclosed the issuances as a reduction from retained earnings in the consolidated statement of changes in equity with a corresponding credit to “loans and borrowings” for the value of the financial liability recognized. Furthermore, in relation to the above mentioned scheme, the Company incurred costs of 51 in directly attributable transaction costs payable to financial advisors. This amount was accounted for as a reduction from debenture liability on the date of issuance of the bonus debentures and is being amortized over a period of three years using the effective interest rate method. The associated cash flows for the delivery of cash to the merchant banker and the subsequent receipt of the same for and on behalf of the shareholders upon issuance of the bonus debentures was disclosed separately in the unaudited consolidated statement of cash flows as part of financing activities.

Further, the dividend distribution tax paid by the Company on behalf of the owners in the amount of 843 has been recorded as part of a reduction from retained earnings in the audited consolidated statement of changes in equity for the year ended March 31, 2011. The Company transferred 637 and 19 from the profits earned during the nine months ended December 31, 2011 and the year ended March 31, 2011, respectively, into the Debenture Redemption Reserve and recorded the transfer through the statement of comprehensive income and statement of changes in equity.

The regulatory framework in India governing issuance of ADRs by an Indian company does not permit the issuance of ADRs with any debt instrument (including non-convertible rupee denominated debentures) as the underlying security. Therefore, the depositary of the Company’s ADRs (the “Depositary”) cannot issue depositary receipts (such as ADRs) with respect to the bonus debentures issued under the Company’s bonus debenture scheme. As a result, in accordance with the deposit agreement between the Company and the Depositary (the “Deposit Agreement”), the bonus debentures issuable in respect of the shares underlying the Company’s ADRs were distributed to the Depositary, who sold such bonus debentures on April 8, 2011. The Depository converted the net proceeds from such sale into U.S. dollars and, on June 23, 2011, distributed such U.S. dollars, less any applicable taxes, fees and expenses incurred and/or provided for under the Deposit Agreement, to the registered holders of ADRs entitled thereto in the same manner as it would ordinarily distribute cash dividends under the Deposit Agreement.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

25.	Contingencies

Litigations, etc.

The Company is involved in disputes, lawsuits, claims, governmental and/or regulatory inspections, inquiries, investigations and proceedings, including patent and commercial matters that arise from time to time in the ordinary course of business. The more significant matters are discussed below. Most of the claims involve complex issues. Often, these issues are subject to uncertainties and therefore the probability of a loss, if any, being sustained and an estimate of the amount of any loss is difficult to ascertain. Consequently, for a majority of these claims, it is not possible to make a reasonable estimate of the expected financial effect, if any, that will result from ultimate resolution of the proceedings. This is due to a number of factors, including: the stage of the proceedings (in many cases trial dates have not been set) and the overall length and extent of pre-trial discovery; the entitlement of the parties to an action to appeal a decision; clarity as to theories of liability; damages and governing law; uncertainties in timing of litigation; and the possible need for further legal proceedings to establish the appropriate amount of damages, if any. In these cases, the Company discloses information with respect to the nature and facts of the case. The Company also believes that disclosure of the amount sought by plaintiffs, if that is known, would not be meaningful with respect to those legal proceedings.

Although there can be no assurance regarding the outcome of any of the legal proceedings or investigations referred to in this Note 25 to the unaudited condensed consolidated interim financial statements, the Company does not expect them to have a materially adverse effect on its financial position. However, if one or more of such proceedings were to result in judgments against the Company, such judgments could be material to its results of operations in a given period.

Product and patent related matters

Norfloxacin litigation

The Company manufactures and distributes Norfloxacin, a formulations product and in limited quantities, the active pharmaceutical ingredient norfloxacin. Under the Drugs Prices Control Order (the “DPCO”) the Government of India has the authority to designate a pharmaceutical product as a “specified product” and fix the maximum selling price for such product. In 1995, the Government of India issued a notification and designated Norfloxacin as a “specified product” and fixed the maximum selling price. In 1996, the Company filed a statutory Form III before the Government of India for the upward revision of the maximum selling price and a writ petition in the Andhra Pradesh High Court (the “High Court”) challenging the validity of the designation on the grounds that the applicable rules of the DPCO were not complied with while fixing the maximum selling price. The High Court had previously granted an interim order in favor of the Company; however it subsequently dismissed the case in April 2004. The Company filed a review petition in the High Court in April 2004 which was also dismissed by the High Court in October 2004. Subsequently, the Company appealed to the Supreme Court of India, New Delhi (the “Supreme Court”) by filing a Special Leave Petition, which is currently pending.

During the year ended March 31, 2006, the Company received a notice from the Government of India demanding the recovery of the price charged by the Company for sales of Norfloxacin in excess of the maximum selling price fixed by the Government of India, amounting to 285 including interest thereon. The Company filed a writ petition in the High Court challenging this demand order. The High Court admitted the writ petition and granted an interim order, directing the Company to deposit 50% of the principal amount claimed by the Government of India, which amounted to 77. The Company deposited this amount with the Government of India in November 2005 and is awaiting the outcome of its appeal with the Supreme Court. In February 2008, the High Court directed the Company to deposit an additional amount of 30, which was deposited by the Company in March 2008. Additionally in November 2010, the High Court allowed the Company’s application to include additional legal grounds that the Company believes will strengthen its defense against the demand. For example, the Company has added as grounds that trade margins should not be included in the computation of amounts overcharged, and that it is necessary for the Government of India to set the active pharmaceutical ingredient price before the process of determining the ceiling on the formulation price. The Company has fully provided for the potential liability related to the principal amount demanded by the Government of India. In the event the Company is unsuccessful in its litigation in the Supreme Court, it will be required to remit the sale proceeds in excess of the maximum selling price to the Government of India including penalties or interest, if any, which amounts are not readily ascertainable.

Fexofenadine United States litigation

In April 2006, the Company launched its fexofenadine hydrochloride 30 mg, 60 mg and 180 mg tablet products, which are generic versions of Sanofi-Aventis’ (“Aventis”) Allegra® tablets. The Company is presently defending patent infringement actions brought by Aventis and Albany Molecular Research (“AMR”) in the United States District Court for the District of New Jersey. There are three formulation patents, three methods of use patents, and three synthetic process patents which are at issue in the litigation. The Company has obtained summary judgment with respect to two of the formulation patents. Teva Pharmaceuticals Industries Limited (“Teva”) and Barr Pharmaceuticals, Inc. (“Barr”) were defending a similar action in the same court. In September

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

25.	Contingencies (continued)

Product and patent related matters (continued)

2005, pursuant to an agreement with Barr, Teva launched its fexofenadine hydrochloride 30 mg, 60 mg and 180 mg tablet products, which are AB-rated (bioequivalent) to Aventis’ Allegra® tablets. Aventis brought patent infringement actions against Teva and its active pharmaceutical ingredients (“API”) supplier in the United States District Court for the District of New Jersey. There were three formulation patents, three use patents, and two API patents at issue in the litigation. Teva obtained summary judgment in respect of each of the formulation patents. On January 27, 2006, the District Court denied Aventis’ motion for a preliminary injunction against Teva and its API supplier on the three use patents, finding those patents likely to be invalid, and one of the API patents, finding that patent likely to be not infringed. The issues presented during Teva’s hearing are likely to be substantially similar to those which will be presented with respect to the Company’s fexofenadine hydrochloride tablet products. Subsequent to the preliminary injunction hearing, Aventis sued Teva and Barr for infringement of a new patent claiming polymorphic forms of fexofenadine.

The Company utilizes an internally developed polymorph and has not been sued for infringement of the new patent. On November 18, 2008, Teva and Barr announced settlement of their litigation with Aventis. On September 9, 2009, AMR added a new process patent to the litigation. This new process patent is related to the manufacturing of the active ingredient contained in the group of tablets being sold under the Allegra® franchise (which include Allegra®, Allegra-D 12® and Allegra-D 24®). Subsequent to the receipt of the U.S. FDA approval in March 2010 for the Company’s ANDA relating to fexofenadine-pseudoephedrine higher strength (the generic version of Allegra-D 24®), AMR and Aventis sought a preliminary injunction against the Company in the District Court of New Jersey to withhold the launch of the Company’s product.

Subsequent to the receipt of the U.S. FDA approval in March 2010 for the Company’s ANDA relating to fexofenadine-pseudoephedrine higher strength (the generic version of Allegra-D 24®) AMR and Aventis sought a preliminary injunction against the Company in the District Court of New Jersey to withhold the launch of the Company’s generic version of Allegra D24® product in the U.S. market, arguing that they were likely to prevail on their claim that the Company infringed AMR’s U.S. Patent No. 7,390,906. In June 2010, the District Court of New Jersey issued the requested preliminarily injunction against the Company. Sanofi-Aventis and AMR posted security of U.S.$40 with the District Court of New Jersey towards the possibility that the injunction had been wrongfully granted. The security posted shall remain in place until further order of the Court. Pending the final outcome of the case, the Company has not recorded any asset in the consolidated financial statements in connection with this product in the United States.

On January 28, 2011, the District Court of New Jersey ruled that, based on Sanofi-Aventis and AMR’s likely inability to prove infringement by the Company’s products, the preliminary injunction issued in June 2010 should be dissolved. Additionally, the court adopted the Company’s proposed claim construction for the 7,390,906 patent. Aventis and AMR appealed the January 28, 2011 decisions of the District Court of New Jersey to the Federal Circuit of the United States Court of Appeals. The Company subsequently launched sales of its generic version of Allegra-D 24®. Although the preliminary injunction was removed, all such sales are at risk pending final resolution of the litigation. Additionally, on April 27, 2011 a trial was held regarding two of the listed formulation patents 6,039,974 and 5,738,872 (on Allegra-D and Allegra-D12 products) that were asserted against the Company. The Company presented non-infringement and invalidity arguments for both and is awaiting a decision on this trial. In September 2011, Aventis withdrew its complaints regarding 7 of the 9 patents asserted against the Company – only two of the patents (numbers 750,703 and 7,390,906) remain in dispute. In December 2011, the Federal Circuit of the U.S. Court of Appeals heard the arguments regarding the claim construction adopted by the District Court for the ‘906 patent. The Company expects the Federal Circuit of the U.S. Court of Appeals to render a decision regarding the 7,390,906 patent claim construction by March 31, 2012. Subsequent to this, the Company would proceed to trial on the issues of infringement and validity.

If Aventis and AMR are ultimately successful in their allegations of patent infringement, the Company could be required to pay damages related to fexofenadine hydrochloride and fexofenadine-pseudoephedrine tablet sales made by the Company, and could also be prohibited from selling these products in the future.

Olanzapine, Canada litigation

The Company supplies certain generic products, including olanzapine tablets (the generic version of Eli Lilly’s Zyprexa® tablets), to Pharmascience, Inc. for sale in Canada. Several generic pharmaceutical manufacturers have challenged the validity of the Zyprexa® patents in Canada. In June 2007, the Canadian Federal Court held that the invalidity allegation of one such challenger, Novopharm Ltd., was justified and denied Eli Lilly’s request for an order prohibiting sale of the product. Eli Lilly responded by suing Novopharm for patent infringement. Eli Lilly also sued Pharmascience for patent infringement, but that litigation was dismissed after the parties agreed to be bound by the final outcome in the Novopharm case. As reflected in Eli Lilly’s regulatory filings, the

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

25.	Contingencies (continued)

Product and patent related matters (continued)

settlement allows Pharmascience to market olanzapine tablets subject to a contingent damages obligation should Eli Lilly be successful in its litigation against Novopharm. The Company’s agreement with Pharmascience includes a provision under which the Company shares a portion of all cost and expense incurred as a result of settling lawsuits or paying damages that arise as a consequence of selling the products.

For the preceding reasons, the Company is exposed to potential damages in an amount that may equal the Company’s profit share derived from sale of the product. During October 2009, the Canadian Federal Court decided, in the Novopharm case, that Eli Lilly’s patent for Zyprexa was invalid. This decision was, however, reversed in part by the Canadian Federal Court of Appeal on July 21, 2010 and remanded for further consideration. In November 2011, the Canadian Federal Court again found the Eli Lilly Zyprexa patent invalid. Eli Lilly has filed an appeal to this decision. Pending resolution of such appeal, the Company continues to sell the product to Pharmascience and remains exposed to potential damages in an amount that may equal the Company’s profit share derived from sale of the product.

Environmental matters

The Indian Council for Environmental Legal Action filed a writ in 1989 under Article 32 of the Constitution of India against the Union of India and others in the Supreme Court of India for the safety of people living in the Patancheru and Bollarum areas of Medak district of Andhra Pradesh. The Company has been named in the list of polluting industries. In 1996, the Andhra Pradesh District Judge proposed that the polluting industries compensate farmers in the Patancheru, Bollarum and Jeedimetla areas for discharging effluents which damaged the farmers’ agricultural land. The compensation was fixed at 1.30 per acre for dry land and 1.70 per acre for wet land. Accordingly, the Company has paid a total compensation of 3. The matter is pending in the courts and the Company believes that the possibility of additional liability is remote. The Company would not be able to recover the compensation paid, even if the decision of the court is in favor of the Company.

During the 3 months ended December 31, 2011, the Company, along-with 14 other companies, received a notice from the Andhra Pradesh Pollution Control Board (“APPCB”) to show cause as to why action should not be initiated against them for violations under the Indian Water Pollution Act and the Indian Air Pollution Act. Furthermore, the APPCB issued orders to the Company to (i) stop production of all new products at the Company’s manufacturing facilities in Hyderabad, India without obtaining a “Consent for Establishment”, (ii) not manufacture products at such facilities in excess of certain quantities specified by the APPCB and (iii) furnish a bank guarantee (similar to a letter of credit) totalling to 3.5.

The Company appealed the APPCB orders to the Andhra Pradesh Pollution Appellate Board (the “Appellate Board”). The Appellate Board first stayed the APPCB orders and subsequently modified the orders, permitting the Company to file applications for Consents for Establishment and to increase the quantities of existing products which could be manufactured beyond that permitted by the APPCB, while requiring the Company not to manufacture new products at the specified facilities without the permission of the APPCB. The Appellate Board also reduced the total value of the Company’s bank guarantee required by the APPCB to 1.75.

The Company has challenged the jurisdiction of APPCB in imposing restrictions on manufacturing both with respect to the quantity and the products mix, stating that the Drug Control Authority and the Industrial Development and Regulation Authority are the bodies legally empowered to license production of drug varieties and their quantities respectively.

The matter is pending before the Appellate Board for further hearing.

Indirect taxes related matter

During the year ended March 31, 2003, the Central Excise Authorities of India (the “Authorities”) issued a demand notice to a vendor of the Company regarding the assessable value of products supplied by this vendor to the Company. The Company has been named as a co-defendant in this demand notice. The Authorities demanded payment of 176 from the vendor, including penalties of 90. Through the same notice, the Authorities issued a penalty claim of 70 against the Company. During the year ended March 31, 2005, the Authorities issued an additional notice to this vendor demanding 226 from the vendor, including a penalty of 51. Through the same notice, the Authorities issued a penalty claim of 7 against the Company. Furthermore, during the year ended March 31, 2006, the Authorities issued an additional notice to this vendor demanding 34. The Company has filed appeals against these notices. In August and September 2006, the Company attended the hearings conducted by the Customs, Excise and Service Tax

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

25.	Contingencies (continued)

Indirect taxes related matter (continued)

Appellate Tribunal (the “CESTAT”) on this matter. In October 2006, the CESTAT passed an order in favor of the Company setting aside all of the above demand notices. In July 2007, the Authorities appealed against CESTAT’s order in the Supreme Court of India, New Delhi. The matter is pending in the Supreme Court of India, New Delhi.

Regulatory matters

In November 2007, the Attorneys General of the State of Florida and the Commonwealth of Virginia each issued subpoenas to the Company’s U.S. subsidiary, Dr. Reddy’s Laboratories, Inc. (“DRLI”) In March 2008, the Attorney General of the State of Michigan and two other states issued a Civil Investigative Demand (“CID”) to DRLI. These subpoenas and the CID generally required the production of documents and information relating to the development, sales and marketing of the products ranitidine, fluoxetine and buspirone, all of which were sold by Par Pharmaceuticals Inc. (“Par”) pursuant to an agreement between Par and DRLI. On July 8, 2011, the Company was notified that the Attorneys Generals’ offices intended to conclude their respective investigations concerning the Company, and that the Company would be voluntarily dismissed without prejudice from the legal action. The Company has been discharged from the investigation.

Other

Additionally, the Company and its affiliates are involved in other disputes, lawsuits, claims, governmental and/or regulatory inspections, inquiries, investigations and proceedings, including patent and commercial matters that arise from time to time in the ordinary course of business. The Company does not believe that there are any such pending matters that will have any material adverse effect on its financial position, results of operations or cash flows in any given accounting period.

26.	Letter from the U.S. Food and Drug Administration

The Company’s Mexico facility produces intermediates and active pharmaceutical ingredients (“API”) and steroids. During the month of November 2010, the U.S. FDA inspected the Company’s Mexico facility and issued audit observations relating to the process for manufacture of API and steroids, to which the Company responded by agreeing to implement certain corrective actions. Subsequently, on June 3, 2011, the Company received a warning letter from the U.S. FDA seeking further clarifications and corrective actions on some of the prior audit observations to which the Company had previously responded. Thereafter, on June 28, 2011, the U.S. FDA posted an import alert, or Detention without Physical Examination (“DWPE”), on its website for certain specified products manufactured at the Mexico facility. Further details of the warning letter and the DWPE alert are available on the U.S. FDA website.

As a consequence of the DWPE alert, the Company’s Mexico facility is unable to export some API and steroids to U.S. customers until such time as the concerns raised by the U.S. FDA in their warning letter is addressed to their satisfaction and the DWPE alert is lifted. The Company is working collaboratively with the U.S. FDA to resolve the matters contained in the warning letter, and has been informed of an inspection by the U.S. FDA of its Mexico facility during the last week of March 2012.

The impact to the Company’s revenues for the year ending March 31, 2012 from API and steroid sales to U.S. customers affected by this DWPE, and to the Company’s generic products which include API impacted by this DWPE, is not expected to be material to the Company’s business as a whole even if the DWPE remains in effect throughout the year ending March 31, 2012. Further, the Company believes that the DWPE alert is of a temporary nature and that it is not expected to have a material long term effect on the Company’s Mexico operations. Nonetheless, the Company cannot be assured that satisfying the U.S. FDA’s concerns will not take longer than currently anticipated or that the U.S. FDA will not request additional corrective actions that would result in the DWPE remaining in effect longer than currently anticipated.

27.	Joint Venture arrangement with FujiFilm Corporation

On July 28, 2011 the Company signed a Memorandum of Understanding with FUJIFILM Corporation to enter into an exclusive partnership in the generic drugs business for the Japanese market and to establish a joint venture in Japan. A definitive agreement is expected to be signed by June 30, 2012.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

28.	Agreement with Teva

On October 23, 2011, the Company received an approval and was awarded a 180-day period of marketing exclusivity from the U.S. FDA for olanzapine 20 mg tablets (generic version of Eli Lilly’s Zyprexa®20 mg) for sale in the United States. The U.S. FDA has also awarded a 180-day period of marketing exclusivity to Teva Pharmaceuticals USA, Inc. (“Teva”) for its olanzapine tablets in 2.5 mg, 5 mg, 7.5 mg, 10 mg and 15 mg dosages.

On April 12, 2011, the Company entered into a commercialization, manufacture and supply agreement (the “Supply Agreement”) with Teva for the sale of olanzapine 20 mg tablets in the United States. Pursuant to the Supply Agreement, the Company supplies the required quantities of olanzapine 20 mg to Teva, and Teva markets the same in the United States. Accordingly, on October 24, 2011, sales of the olanzapine 20 mg tablets along with other strengths were launched by Teva in the United States in accordance with the Supply Agreement.

In consideration for such supply of olanzapine, Teva is required to pay, in addition to a base purchase price, a profit share to the Company computed based on the ultimate net sale proceeds realized by Teva, subject to any reductions or adjustments that are required by the terms of the Supply Agreement. Accordingly, a profit share amount of 4,442 (U.S.$99.4) has been recognized as revenue in the condensed consolidated interim income statement for the three months ended December 31, 2011. The aforesaid profit share amount is net of the losses recorded on account of cash flow hedges which the Company uses to mitigate its foreign exchange exposure on profit share revenues accrued for sales of this product in the United States.

29.	Subsequent events

None.

ITEM 2. OPERATING AND FINANCIAL REVIEW, TREND INFORMATION

The following discussion and analysis should be read in conjunction with the audited consolidated financial statements, the related cash flow statements and notes, and the Operating and Financial Review and Prospects included in our Annual Report on Form 20-F for the fiscal year ended March 31, 2011, all of which is on file with the SEC (collectively, our “2011 Form 20-F”) and the unaudited condensed consolidated interim financial statements contained in this report on Form 6-K and the related statement of cash flow and notes.

This discussion contains forward-looking statements that involve risks and uncertainties. When used in this discussion, the words “anticipate”, “believe”, “estimate”, “intend”, “will” and “expect” and other similar expressions as they relate to us or our business are intended to identify such forward-looking statements. We undertake no obligation to publicly update or revise the forward-looking statements, whether as a result of new information, future events, or otherwise. Actual results, performances or achievements could differ materially from those expressed or implied in such forward-looking statements. Factors that could cause or contribute to such differences include those described under the heading “Risk Factors” in our Form 20-F. Readers are cautioned not to place reliance on these forward-looking statements that speak only as of their dates.

Section A:

Three months ended December 31, 2011 compared to the three months ended December 31, 2010

The following table sets forth, for the periods indicated, financial data as percentages of total revenues and the increase (or decrease) by item as a percentage of the amount over the comparable period in the previous year.

	September 30,	September 30,	September 30,	September 30,	September 30,
	Three months ended December, 2011 ( in millions)		Three months ended December, 2010 ( in millions)		Increase/
	Amount	% of Sales	Amount	% of Sales	(Decrease)
Revenues	27,692	100%	18,985	100%	46%
Gross profit	16,575	60%	10,414	55%	59%
Selling, general and administrative expenses	7,679	28%	6,374	34%	20%
Research and development expenses	1,514	5%	1,306	7%	16%
Other (income)/expense, net	(165)	(1%)	(199)	(1%)	(17%)
Results from operating activities	7,547	27%	7,481	39%	157%
Finance (income)/expense, net	174	1%	(48)	0%	(456%)
Profit before income taxes	7,747	28%	2,884	15%	169%
Income tax (expense)/benefit, net	(2,617)	(9%)	(152)	(1%)	1621%
Profit for the period	5,130	19%	2,732	14%	88%

Revenues

Our overall consolidated revenues were 27,692 million for the three months ended December 31, 2011, as compared to 18,985 million for the three months ended December 31, 2010, which represents an increase of 46%.

The following table sets forth, for the periods indicated, our consolidated revenues by segment:

	September 30,	September 30,	September 30,	September 30,
	Three months ended December 31,
	2011		2010
	Revenues	Revenues (% of total)	Revenues	Revenues (% of total)
	( in millions)		( in millions)
Global Generics	21,287	77%	13,589	72%
Pharmaceutical Services and Active Ingredients	5,564	20%	4,980	26%
Proprietary Products	323	1%	161	1%
Others	518	2%	255	1%

Total	27,692	100%	18,985	100%

Segment Analysis

Global Generics

Revenues from our Global Generics segment were 21,287 million for the three months ended December 31, 2011, as compared to 13,589 million for the three months ended December 31, 2010, which represents an increase of 57%. This growth was largely led by revenue increases in North America (the United States and Canada).

North America (the United States and Canada), Germany, India and Russia were the four key markets of our Global Generics segment, generating approximately 88% of the revenues in this segment for the three months ended December 31, 2011.

North America. Our Global Generics segment’s revenues in North America (the United States and Canada) were 11,114 million for the three months ended December 31, 2011, an increase of 133% over the three months ended December 31, 2010. In U.S. dollar absolute currency terms (i.e., U.S. dollars without taking into account the effect of currency exchange rates), such revenues grew by 125% in the three months ended December 31, 2011 as compared to the three months ended December 31, 2010. This growth was largely attributable to the launch of olanzapine 20 mg tablets in the United States with a 180 day marketing exclusivity; market share expansion in certain of our key products, such as lansoprazole and omeprazole OTC; and launches of other new products in the last twelve months, such as fondaparinux and our antibiotics portfolio. According to IMS Health in its November 2011 report, 26 products in our prescription portfolio were ranked among the top 3 in their respective market shares in the United States.

The following table sets forth, for the three months ended December 31, 2011, generic products that we launched in North America (the United States and Canada):

Generic Product	Branded Version	Innovator	Total annual market size*
Olanzapine	Zyprexa®	Eli Lilly	$3.6 Billion
Olanzapine ODT	Zyprexa Zydis®	Eli Lilly	$0.4 Billion

*	Approximate total annual market size in the United States at the time of our generic launch, as per IMS Health.

During the three months ended December 31, 2011, we made three new ANDA filings, bringing our cumulative ANDA filings to 187. We now have 79 ANDAs pending approval at the U.S. FDA, out of which 41 are Paragraph IV filings and 10 have first to file status. In the next six months we expect to launch a few more key products, and we remain optimistic about the long term growth opportunity in this market.

Germany. Our Global Generics segment’s revenues in Germany were 1,545 million for the three months ended December 31, 2011, an increase of 12% as compared to the three months ended December 31, 2010. In Euro absolute currency terms (i.e., Euros without taking into account the effect of currency exchange rates), such revenues remained flat for the three months ended December 31, 2011 as compared to the three months ended December 31, 2010. The flat growth was largely due to a decline in revenues resulting from the continuing pricing challenges in the tender (i.e., competitive bidding) based supply model in Germany, offset by additional revenues from new products launched during the twelve months ended December 31, 2011 under non-tender supply contracts.

India. Our Global Generics segment’s revenues in India for the three months ended December 31, 2011 were 3,333 million, an increase of 11% as compared to the three months ended December 31 2010, driven by new product launches and volume increases across existing key products. Revenues from our bio-similar portfolio in India for the three months ended December 31, 2011 recorded growth of 25% as compared to the three months ended December 31, 2010. During the three months ended December 31, 2011, we launched 6 new brands in India.

Russia. Our Global Generics segment’s revenues in Russia were 2,760 million for the three months ended December 31, 2011, an increase of 13% as compared to the three months ended December 31, 2010. In Russian rouble absolute currency terms (i.e., Russian roubles without taking into account the effect of currency exchange rates), such revenues grew by 1% in the three months ended December 31, 2011 as compared to the three months ended December 31, 2010. This was on account of a delayed onset of winter in Russia, which lead to lower inventory stocking by the distributors with respect to seasonal winter products. Our prescription secondary sales growth of 23% for nine months ending December 31, 2011 was higher than the industry growth of 19% for the same period. We were ranked 12th in the Russian pharmaceutical market according to Pharmexpert, a market research firm, in its December 2011 report. Our over-the-counter portfolio during the three months ended December 31, 2011 grew by 24%, as compared to the three months ended December 31, 2010.

Other countries of the former Soviet Union. Our Global Generics segment’s revenues from other countries of the former Soviet Union were 557 million for the three months ended December 31, 2011, a growth of 28% as compared to the three months ended December 31, 2010. This increase was primarily led by increased revenues from Ukraine and Kazakhstan and the impact of rupee depreciation against multiple currencies in these markets.

Other countries of Europe. Our Global Generics segment’s revenues from our “Rest of Europe” markets (i.e., all European markets other than Germany) were 881 million for the three months ended December 31, 2011, an increase of 18% as compared to the three months ended December 31, 2010. Such growth was primarily due to rupee depreciation against the Euro.

Other Markets. Our Global Generics segment’s revenues from our “Rest of the World” markets (i.e., all markets other than North America, Europe, Russia and other countries of the former Soviet Union and India) were 1,097 million in the year ended December 31, 2011, representing a growth of 34% over the three months ended December 31, 2010. The growth was largely led by increased revenues from South Africa and Venezuela, and was partly attributable to the impact of rupee depreciation against multiple currencies in these markets.

Pharmaceutical Services and Active Ingredients (“PSAI”)

Our PSAI segment’s revenues for the three months ended December 31, 2011 were 5,564 million, an increase of 12% as compared to the three months ended December 31, 2010. This was largely attributable to higher customer orders from pharmaceutical services and the impact of rupee depreciation against multiple currencies in the markets in which this segment operates. In the three months ended December 31, 2011, we filed 7 Drug Master Files (“DMFs”) worldwide, including 2 DMFs in the United States. Cumulatively, our total worldwide DMFs as of December 31, 2011 were 513, including 178 DMFs in the United States.

Gross Margin

Our total gross margin was 16,575 million for the three months ended December 31, 2011, representing 60% of revenues for that period, as compared to 10,414 million for the three months ended December 31, 2010, representing 55% of revenues for that period.

The following table sets forth, for the periods indicated, our gross margin by segment:

	Three months ended December 31,
	2011		2010
	Gross margin	Gross margin (% of revenues)	Gross margin	Gross margin (% of revenues)
	( in millions)		( in millions)
Global Generics	14,097	66%	8,851	65%
Pharmaceutical Services and Active Ingredients	1,928	35%	1,419	28%
Proprietary Products	270	84%	130	81%
Others	280	54%	14	6%

Total	16,575	60%	10,414	55%

The change in gross margin was primarily on account of the following:

•	the favorable impact of rupee depreciation against multiple currencies in the markets in which we operate;

•	the favorable impact of the launch of a high margin product, olanzapine, in the United States; and

•

the unfavorable impact of the changes in our existing business mix (i.e., a decrease in the proportion of sales of higher gross margin products and an increase in the proportion of sales of lower gross margin products).

Selling, general and administrative expenses

Our selling, general and administrative expenses were 7,679 million for the three months ended December 31, 2011, an increase of 20% as compared to 6,374 million for the three months ended December 31, 2010. The increase was primarily on account of the following:

•	the impact of rupee depreciation against multiple currencies in the markets in which we operate;

•	increased personnel costs across the organization, due to inflation; and

•	higher freight costs, due to increases in sales volumes and freight tariff increases.

Research and development expenses

Our research and development costs were 1,514 million for the three months ended December 31, 2011, an increase of 16% as compared to 1,306 million for the three months ended December 31, 2010. This increase was in-line with our strategy to scale-up the research and development activities across all of our business segments.

Finance income/(expense), net

Net finance income was 174 million for the three months ended December 31, 2011, as compared to a net finance expense of 48 million for the three months ended December 31, 2010. The change was primarily on account of the following:

•	our net foreign exchange gain was 285 million for the three months ended December 31, 2011, as compared to a net foreign exchange gain of 46 million for the three months ended December 31, 2010;

•	our net interest expense was 156 million for the three months ended December 31, 2011, as compared to 98 million for the three months ended December 31, 2010; and

•	our profit on sale of investments was 45 for the three months ended December 31, 2011, as compared to 4 million for the three months ended December 31, 2010.

Profit before income taxes

As a result of the above, profit before income taxes was 7,747 million for the three months ended December 31, 2011, as compared to 2,884 million for the three months ended December 31, 2010.

Income tax expense

Income tax expense was 2,617 million for the three months ended December 31, 2011, as compared to income tax expense of 152 million for the three months ended December 31, 2010.

Our consolidated effective tax rate was 34% for the three months ended December 31, 2011, as compared to 5% for the three months ended December 31, 2010. This increase in the effective tax rate was primarily due to:

•	reduced tax incentives, as well as expiration of a tax holiday period, under Indian laws which applied to certain of the Company’s facilities located in India;

•

realization of a deferred tax asset arising from deductible temporary differences created in respect of unrealized inter-company profit arising in prior quarters on inventories held by the Company in higher tax jurisdictions; and

•	increased profits in jurisdictions with higher tax rates, primarily on account of market exclusivity on certain products.

Profit for the period

As a result of the above, our net income was 5,130 million for the three months ended December 31, 2011, representing 19% of our total revenues for such period, as compared to 2,732 million for the three months ended December 31, 2010.

Section B:

Nine months ended December 31, 2011 compared to the nine months ended December 31, 2010

The following discussion and analysis should be read in conjunction with the audited consolidated financial statements, the related cash flow statements and notes, and the Operating and Financial Review and Prospects included in our 2011 Form 20-F and the unaudited condensed consolidated interim financial statements contained in this report on Form 6-K and the related statement of cash flow and notes, all as explained in Section A above. Additional factors affecting the nine months’ comparison are described below.

The following table sets forth, for the periods indicated, financial data as percentages of total revenues and the increase (or decrease) by item as a percentage of the amount over the comparable period in the previous year.

	September 30,	September 30,	September 30,	September 30,	September 30,
	Nine months ended December 31, 2011 ( in millions)		Nine months ended December 31, 2010 ( in millions)		Increase/
	Amount	% of Sales	Amount	% of Sales	(Decrease)
Revenues	70,153	100%	54,520	100%	29%
Gross profit	39,335	56%	29,314	54%	34%
Selling, general and administrative expenses	21,651	31%	17,562	32%	23%
Research and development expenses	4,170	6%	3,569	7%	17%
Other (income)/expense, net	(567)	(1%)	(603)	(1%)	(6%)
Results from operating activities	14,081	20%	8,786	16%	60%
Finance (income)/expense, net	78	0%	(262)	(0)%	(130%)
Profit before income taxes	14,202	20%	8,531	16%	66%
Income tax (expense)/benefit, net	(3,367)	(5%)	(836)	(2%)	303%
Profit for the period	10,835	15%	7,695	14%	41%

Revenues

Our overall consolidated revenues were 70,153 million for the nine months ended December 31, 2011, an increase of 29% as compared to 54,520 million for the nine months ended December 31, 2010.

The following table sets forth, for the periods indicated, our consolidated revenues by segment:

	September 30,	September 30,	September 30,	September 30,
	Nine months ended December 31,
	2011		2010
	Revenues	Revenue (% of total)	Revenue	Revenue (% of total)
	( in millions)		( in millions)
Global Generics	51,847	74%	39,173	72%
Pharmaceutical Services and Active Ingredients	16,328	23%	14,096	26%
Proprietary Products	784	1%	415	1%
Others	1,194	2%	836	1%

Total	70,153	100%	10,414	100%

Segment Analysis

Global Generics

Revenues from our Global Generics segment were 51,847 million for the nine months ended December 31, 2011, as compared to 39,173 million for the nine months ended December 31, 2010, which represents an increase of 32%. This growth was largely led by revenue increases in this segment’s key markets of North America (the United States and Canada) and Russia.

North America. Our Global Generics segment’s revenue in North America (the United States and Canada) for the nine months ended December 31, 2011 were 23,157, an increase of 77% over the nine months ended December 31, 2010.

The following table sets forth, for the nine months ended December 31, 2011, products launched in North America (the United States and Canada) by the Company.

Generic Product	Branded Version	Total annual market size*($Billions)
Donepezil HCL	Aricept®	2.10
Venlafaxine-XR	Effexor XR®	2.50
Letrozole	Femara®	0.70
Levofloxacin	Levaquin®	1.70
Topotecan injection	Hycamtin®	0.10
Fondaparinux sodium injection	Arixtra®	0.32
Amlodipine besylate & benazepril hydrochloride (5/40 mg)	Lotrel®	0.02
Rivastigmine tartrate	Exelon®	0.10
Gemcitabine for injection	Gemzar®	0.70
Fexofenedine-pseudoephedrine HCL OTC	Allegra-D24®	N/A
Amoxicillin clavulanic acid (Oral suspension + Tabs)	Augmentin®	0.46
Olanzapine	Zyprexa®	3.60
Olanzapine ODT (orally disintegrating tablet)	Zyprexa Zydis®	0.40

*	Approximate total annual market size in the United States at the time of our generic launch, as per IMS Health.

Germany. Our Global Generics segment’s revenues in Germany were 3,936 million for the nine months ended December 31, 2011, a decrease of 9% as compared to the nine months ended December 31, 2010.

India. Our Global Generics segment’s revenues in India were 9,727 million for the nine months ended December 31, 2011, an increase of 9% as compared to the nine months ended December 31, 2010.

Russia. Our Global Generics segment’s revenues in Russia were 8,148 million for the nine months ended December 31, 2011, an increase of 20% as compared to the nine months ended December 31, 2010.

Other Countries of former Soviet Union. Our Global Generics segment’s revenues from other countries of the former Soviet Union were 1,566 for the nine months ended December 31, 2011, an increase of 12% as compared to the nine months ended December 31, 2010.

Other Countries of Europe. Our Global Generics segment’s revenues from our “Rest of Europe” markets (i.e., all European markets other than Germany) for the nine months ended December 31, 2011 were 2,525, representing a growth of 20% over the nine months ended December 31, 2010.

Other Markets. Our Global Generics segment’s revenues from our “Rest of the world” markets (i.e. all markets other than North America, Europe, Russia and other countries of the former Soviet Union and India) were 2,788 for the nine months ended December 31, 2011, a growth of 9% as compared to the nine months ended December 31, 2010.

Pharmaceutical Services and Active Ingredients (“PSAI”)

Our PSAI segment’s revenues for the nine months ended December 31, 2011 were 16,328 million, an increase of 16% over the nine months ended December 31, 2010.

Gross Margin

Our total gross margin was 39,335 million for the nine months ended December 31, 2011, representing 56% of revenues for that period, as compared to 29,314 million for the nine months ended December 31, 2010, representing 54% of revenues for that period.

	Nine months ended December 31, 2011		Nine months ended December 31, 2010
	Gross margin	Gross margin (% of revenues)	Gross margin	Gross margin (% of revenues)
	( in millions)		( in millions)
Global Generics	33,560	65%	25,368	65%
Pharmaceutical Services and Active Ingredients	4,663	29%	3,455	25%
Proprietary Products	647	83%	300	72%
Others	465	39%	191	23%

Total	39,335	56%	29,314	54%

Selling, general and administrative expenses

Our selling, general and administrative expenses were 21,651 million for the nine months ended December 31, 2011, as compared to 17,562 million for the nine months ended December 31, 2010, which represents an increase of 23%.

Research and development expenses

Our research and development costs were 4,170 million for the nine months ended December 31, 2011, as compared to 3,569 million for the nine months ended December 31, 2010, which represents an increase of 17%. This increase was in-line with our strategy to scale-up our research and development activities across all of our business segments.

Finance income/(expense), net

Net finance income was 78 million for the nine months ended December 31, 2011, as compared to a net finance expense of 262 million for the nine months ended December 31, 2010. The change was primarily on account of the following:

•	Our net foreign exchange gain was 594 million for the nine months ended December 31, 2011, as compared to a net foreign exchange loss of 228 million for the nine months ended December 31, 2010;

•	Our net interest expense was 602 million for the nine months ended December 31, 2011, as compared to 95 million for the nine months ended December 31, 2010; and

•	Our profit on sale of investments was 86 million for the nine months ended December 31, 2011, as compared to 61 million for the nine months ended December 31, 2010.

Profit before income taxes

As a result of the above, our profit before income taxes was 14,202 million for the nine months ended December 31, 2011, as compared to 8,531 million for the nine months ended December 31, 2010.

Income tax expense

Our consolidated weighted average tax rate for the nine months ended December 31, 2011 and 2010 was 24% and 10%, respectively. Our income tax expense was 3,367 for the nine months ended December 31, 2011, as compared to income tax expense of 836 for the nine months ended December 31, 2010.

Profit for the period

As a result of the above, our net income was 10,835 million for the nine months ended December 31, 2011, representing 15% of our total revenues for such period, as compared to 7,695 million for the nine months ended December 31, 2010.

ITEM 3. LIQUIDITY AND CAPITAL RESOURCES

We have primarily financed our operations through cash flows generated from operations and short term loans and borrowings for working capital. Our principal liquidity and capital needs are for making investments, the purchase of property, plant and equipment, and regular business operations.

As part of our growth strategy, we continue to review opportunities to acquire companies, complementary technologies or product rights. To the extent that any such acquisitions involve cash payments, rather than the issuance of shares, we may need to borrow from banks or raise additional funds from the debt or equity markets.

The following table summarizes our statements of cash flows for the periods presented:

	Nine months ended December 31,
	2011	2011		2010
	( in millions, U.S.$ in millions)
		Convenience translation into U.S.$

Net cash from/(used in):
Operating activities	9,313	U.S.$	176	7,184
Investing activities	(8,384)		(158)	(5,759)
Financing activities	9,383		177	(3,920)

Net increase/(decrease) in cash and cash equivalents	10,312	U.S.$	195	(2,495)

Operating Activities

The net result of operating activities was a cash inflow of 9,313 million for the nine months ended December 31, 2011, as compared to a cash inflow of 7,184 million for the nine months ended December 31, 2010. The net cash provided by operating activities increased during the current period primarily on account of improvement in our business performance resulting in an increase of 6,895 million in earnings before interest expense, tax expense, depreciation, impairment and amortization ( 18,611 million for the nine months ended December 31, 2011, as compared to 11,716 million for the nine months ended December 31, 2010).

These increased cash inflows were partially offset by significant increase in working capital attributable to launches of new products in the nine months ended December 31, 2011, particularly the launch of olanzapine 20 mg tablets in the United States pursuant to our agreement with Teva Pharmaceuticals USA, Inc. As a result of increased accounts receivable and inventory from these launches (an increase in trade receivables of 5,318 million and increase in inventory of 1,156 million for the nine months ended December 31, 2011 as compared to the nine months ended December 31, 2010), our working capital balance increased during such period, but the corresponding cash inflows were not fully realized during such period.

Our days’ sales outstanding (“DSO”) as at December 31, 2011 and December 31, 2010 were 88 days and 68 days, respectively. The primary reason for increase in our DSO was our increased sales during the last quarter of the period ended December 31, 2011, which resulted in accounts receivable arising from such sales remaining outstanding as of December 31, 2011. A substantial portion of these increased sales came from North America (the United States and Canada), primarily due to launches of new products such as olanzapine. In addition, the credit period of 60-90 days in North America (the United States and Canada) is longer than the credit period for our sales in many other countries. Furthermore, our receivables were also higher as at December 31, 2011 due to the impact of foreign currency exchange rate changes (there was a significant devaluation of the Indian rupee against multiple currencies, as compared to the average rate at which the sales were recorded), leading to an increase in Company’s DSO.

During the nine months ended December 31, 2011, our net cash flows were increased by 1,099 million from “other assets and other liabilities”, which primarily consists of the following: amounts pertaining to value added taxes; excise input credits that can be utilized to offset Indian excise and service tax liabilities; amounts pertaining to various export entitlement schemes which we claim, such as India’s Focus Product Scheme and Focus Market Scheme; advance payments to our vendors; advance payments from our customers; amounts payable by us to various governmental authorities for indirect taxes and other accrued expenses.

Investing Activities

Our investing activities resulted in a net cash outflow of 8,384 million for the nine months ended December 31, 2011, as compared to a net cash outflow of 5,759 million for the nine months ended December 31, 2010. This increase of 2,625 million was primarily due to:

•	A net cash outflow of 1,762 million towards purchase of investments for the nine months ended December 31, 2011, as compared to a net cash inflow of 3,330 million from sale of investments for the nine months ended December 31, 2010. The aforesaid sale of investments for the nine months ended December 31, 2010 was effected primarily to raise funds for the settlement of the I-VEN portfolio termination value option, and to meet our capital expenditure requirements.

•

A net cash outflow of 5,049 million towards expenditures on property, plant and equipment for the nine months ended December 31, 2011, as compared to a net cash outflow of 6,715 million towards the same for the nine months ended December 31, 2010.

Financing Activities

Our financing activities resulted in a net cash inflow of 9,383 million for the nine months ended December 31, 2011, as compared to a net cash outflow of 3,920 million for the nine months ended December 31, 2010. The change in cash inflow from financing activities was primarily due to:

•

A net borrowing of 12,045 million during the nine months ended December 31, 2011, as compared to a net repayment of 950 million in borrowings during the nine months ended December 31, 2010. The aforesaid net borrowing of 12,045 million was primarily financed through a long term loan of 10,713 million taken to finance the long term financing needs of the Company (see Note 12 of the unaudited condensed consolidated interim financial statements to this Form 6-K under the heading “Long-term bank loan of Swiss Subsidiary”).

•

No sums were paid to acquire non-controlling interests during the nine months ended December 31, 2011. In contrast, we paid 525 million to acquire non-controlling interests during the nine months ended December 31, 2010.

Principal Debt Obligations

The following table provides a list of our principal debt obligations (excluding capital lease obligations) outstanding as of December 31, 2011:

Debt	Principal Amount			Interest Rate
	( in millions, U.S.$ in millions)

Short-term borrowings from banks (for working capital)	20,209	U.S.$	381	Foreign currency borrowing –	LIBOR+ 70-185 bps EURIBOR+60-140 bps 6.39% to 20%
Borrowings on transfer of receivables (factoring)	1,451	U.S.$	27	LIBOR+125 bps 6%
Bonus debentures	5,039	U.S.$	95	9.25%
Long-term loans from banks	11,512	U.S.$	217	LIBOR+145 bps

ITEM 4. RECENT DEVELOPMENTS

National Pharmaceutical Pricing Policy in India

In October 2011, the Department of Pharmaceuticals of the Government of India circulated a draft of the National Pharmaceutical Pricing Policy 2011, which proposes to replace the existing price control regime and intends to increase the availability of affordable healthcare. The draft policy seeks to change the control mechanism from the existing “cost based” approach towards that of a market based “ceiling price” approach. Under this new market based approach, a ceiling price would apply based upon readily monitorable market based data and, in some cases, based on the weighted average price of the top 3 brands in a segment. Prices would be allowed to be revised annually up to the limit of the change in the Indian wholesale price index for manufactured goods. In the event of a decline in such index, a corresponding reduction in the ceiling price will be mandatory.

The draft policy seeks to broaden the scope of medicines under price control, as the list of drugs proposed to be regulated by this draft policy includes all of the 348 essential drugs listed in the National List of Essential Medicines, as compared to the 74 bulk drugs which are included in the present policy regime. It is estimated that the new policy in its proposed form would subject to pricing control medicines representing approximately 60% of the Indian formulations market (measured by revenues), as compared to approximately 20% under the existing regime. Various pharmaceutical industry representatives were given an opportunity to comment on the draft policy in order to promote a comprehensive approach that is in the interest of all stakeholders and does not impede the growth and development of the Indian pharmaceutical industry or have a long-term negative impact on India’s health care goals. We are evaluating the impact of the draft policy on our business in India.

New federal law on fundamentals of public health protection in Russia

The Russian Federation passed a new federal law on fundamentals of public health protection on November 1, 2011 which was implemented as of January 1, 2012. The new law, among other things:

•

prohibits medical practitioners from receiving from pharmaceutical companies gifts, cash, entertainment, leisure, samples of medicines and products for delivery to patients, or any other kind of consideration for recommendation of medicine products;

•	prohibits medical practitioners from providing any type of service to pharmaceutical companies, except certain educational and scientific activities; and

•	imposes more stringent conflict of interest standards.

The new law permits pharmaceutical companies to visit health care professionals during clinical trials in order to improve the professional skills of the practitioners, as well as enable them to collect information on side effects relating to treatments and medicines.

Under the new law, medical care in Russia is to be provided strictly according to procedures and standards prescribed by the Russian Federation for rendering medical care. The medical care standards require the medical practitioners to conform their treatments and prescriptions of medicines to a published “list of medical services”, including the category and dosages of medicine to be prescribed. Any medical practitioner wanting to prescribe a drug or medical product not included in the medical care standards under a specific prognosis is required to obtain permission from a health commission of the relevant medical institution.

Launch of Ziprasidone Hydrocloride Capsules in the United States

On March 3, 2012, the Company launched ziprasidone hydrochloride capsules, a bioequivalent generic version of Pfizer’s Geodon® capsules, in the United States following the approval by the U.S. FDA of the Company’s ANDA for ziprasidone hydrochloride capsules. The Geodon® brand had U.S. sales of approximately U.S.$1.34 billion for the twelve months ended December 2011, according to IMS health.

ITEM 5. EXHIBITS

Exhibit Number	Description of Exhibits

99.1	Independent Auditors’ Report on Review of Unaudited Condensed Consolidated Interim Financial Statements

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DR. REDDY’S LABORATORIES LIMITED (Registrant)

Date: March 19, 2012	By:	/s/ Sandeep Poddar
Name: Sandeep Poddar
Title: Company Secretary